HellerEhrman

June 8, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200


04030944

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

JUN 21 2004

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4217

dlw 6/23

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's joint announcement regarding the restructuring proposal of Skynet (International Group) Holdings Ltd., published (in English language) in The Standard and published (in Chinese language) in Sing Tao Daily and Hong Kong Economic Times, all on June 7, 2004;

(2) The Company's circular regarding the discloseable transaction, acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China, dated May 5, 2004; and

(3) The Company's announcement regarding the discloseable transaction, acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China, dated April 13, 2004, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on April 14, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

H:DLAI\ADR\22105\0001\39SEC.doc

(Page

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement shall not constitute an offer to buy, or the solicitation of an offer to sell or subscribe for, any securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to buy, sell or subscribe for any securities.



SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網（國際集團）有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 577)

(1) CAPITAL REORGANISATION;
(2) OPEN OFFER;
(3) MAJOR TRANSACTION; AND
(4) ISSUE OF FACILITY CONVERTIBLE NOTE



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

(1) DISCLOSEABLE TRANSACTION; AND
(2) APPLICATION FOR WHITEWASH WAIVER



ITC CORPORATION LIMITED
德祥企業集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 372)

DISCLOSEABLE TRANSACTION

The boards of Skynet, Paul Y and ITC announce the Restructuring Proposal of Skynet which will involve the following elements:

Capital Reorganisation

The Capital Reorganisation will involve (i) the cancellation of HK$0.018 of the paid-up capital from each issued Share and reduction in the nominal value of each issued Share fro HK$0.02 to HK$0.002; (ii) the cancellation of the entire amount standing to the credit of the share premium account of Skynet; (iii) the subdivision of each authorised but unissue Share into 10 Reduced Shares of HK$0.002 each; (iv) the consolidation of every 10 Reduced Shares of HK$0.002 each into one Consolidated Share of HK$0.02; and (v) the increa in the authorised share capital of Skynet from HK$140,000,000 to HK$400,000,000 by the creation of an additional 13,000,000,000 Consolidated Shares.

Open Offer

To allow the Shareholders to participate in the restructuring of the Group, Skynet will make the Open Offer whereby Qualifying Shareholders will be offered five Offer Shares for eve two Consolidated Shares on an assured basis held on the Record Date at HK$0.04 per Offer Share. Paul Y has entered into the Underwriting Agreement with Skynet to underwrite a the Offer Shares.

Acquisition Agreement

Skynet has conditionally agreed to acquire from Paul Y the entire issued share capital of, and shareholder's loans to, Paul Y Construction at a total consideration of HK$

Acquisition Agreement

Skynet has conditionally agreed to acquire from Paul Y the entire issued share capital of, and shareholder's loans to, Paul Y Construction at a total consideration of HK$400,000,00
to be satisfied by the issue of the Consideration Shares at HK$0.04 per Consolidated Share.

Pursuant to the Acquisition Agreement, Paul Y and Skynet will at Completion enter into an agreement for the provision of the Facility by Paul Y to Skynet for the general workin
capital needs of the Paul Y Construction Group. The Facility, when drawn, will be in the form of the Facility Convertible Note which can be converted into new Consolidated Shar
at the initial conversion price of HK$0.04 per Consolidated Share.

Hidden Agreement

On 27th March, 2004, a wholly-owned subsidiary of Hidden agreed to acquire from Lombard all the rights arising from the Preferred Shares (including the Lombard Claim). On the sam
date, the Paul Y Hidden Agreement was entered into pursuant to which a wholly-owned subsidiary of Paul Y conditionally agreed to acquire the Hidden Interest from Wellington for
total consideration of HK$30,000,000, of which HK$10,000,000 will be paid in cash and the remaining HK$20,000,000 will be satisfied by the issue of 500,000,000 Consolidated Shar
out of the Hidden Consideration Shares. To retire the Group's obligation in relation to the Lombard Claim and to retire the Group's outstanding obligations under the Hidden Prior Agreement
Skynet agreed to acquire from Paul Y the Hidden Interest at HK$13.6 million which will be settled by the issue of the Hidden Consideration Shares at HK$0.04 per Consolidated Sha
to Paul Y (or as it may direct).

The Acquisition Agreement and the Hidden Agreement together constitute a major transaction of Skynet. The disposal of Paul Y Construction, the Underwriting Agreement, the provisi
of the Facility, the Hidden Agreement (which together lead to an acquisition of interest in Skynet) and the Paul Y Hidden Agreement together constitute a discloseable transaction f
each of Paul Y and ITC (through its interest in Paul Y).

Shareholders who are interested in or involved in the Acquisition Agreement, the Underwriting Agreement, the Hidden Agreement and the Facility Convertible Note, including Paul Y a
its associates, will have to abstain from voting on the resolutions approving the Acquisition Agreement, the Open Offer, the Hidden Agreement, the issue of the Facility Convertible No
and the Whitewash Waiver.

A circular of Skynet containing details of the Restructuring Proposal, the letters of advice from the independent board committee and the independent financial adviser together with t
notice of the SGM will be despatched to the Shareholders as soon as practicable. A circular of each of Paul Y and ITC giving details of, among others, the disposal of Paul Y Constructio
the Underwriting Agreement, the provision of Facility, the Hidden Agreement (which together lead to an acquisition of interest in Skynet) and the Paul Y Hidden Agreement will be despatch
to the shareholders of Paul Y and ITC, respectively, as soon as practicable.

**Shareholders of Skynet, Paul Y and ITC and potential investors should note that the Underwriting Agreement, the Acquisition Agreement and the Hidden Agreement are inte
conditional and are subject to a number of conditions including the Capital Reorganisation having become unconditional. It is one of the conditions precedent of each of th
Underwriting Agreement, the Acquisition Agreement and the Hidden Agreement that the Whitewash Waiver be obtained. If the Whitewash Waiver is not obtained for any reaso
or waived, the Underwriting Agreement, the Acquisition Agreement and the Hidden Agreement will not become unconditional and the Restructuring Proposal will not procee
Accordingly, it is important to note that the release of this announcement does not in any way indicate that the Restructuring Proposal will be successfully implemented a
completed.**

Dismissal of petition filed by Lombard

Following the entering into of, and pursuant to the terms of, a conditional agreement for the acquisition by a wholly-owned subsidiary of Hidden from Lombard of all of Lombard
rights arising from the Preferred Shares, the winding up petition filed by Lombard against Skynet was dismissed by the court on 29th March, 2004.

Suspension

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with th
requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for whic
a sufficient potential value can be demonstrated to warrant the continued listing of the Shares. Trading in the Shares on the Stock Exchange will remain suspended pending (i) Skyn
being able to demonstrate to the Stock Exchange that the Group has a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficie
potential value can be demonstrated to warrant the continued listing of the Shares; and (ii) restoration of the public float of Skynet to not less than 25%.

CAPITAL REORGANISATION

The Board proposes the Capital Reorganisation which will involve the Capital and Share Premium Reduction, the Subdivision, the Share Consolidation and the increase in authorised share capital of Skynet:

Capital and Share Premium Reduction and Subdivision

The Capital and Share Premium Reduction will involve (i) the cancellation of HK$0.018 of the paid-up capital from each issued Share and reduction in the nominal value of each issued Share from HK$0.02 to HK$0.002; and (ii) the cancellation of the entire amount standing to the credit of the share premium account of Skynet immediately before the Capital and Share Premium Reduction becoming effective. The Subdivision will involve the subdivision of each authorised but unissued Share into ten Reduced Shares.

As at the date of this announcement, the authorised share capital of Skynet is HK$140,000,000 divided into 7,000,000,000 Shares of HK$0.02 each, of which 4,507,099,957 Shares are in issue and fully paid or credited as fully paid. On the assumption that no further Shares will be issued after the release of this announcement and up to the effective date of the Capital Reorganisation, a credit of approximately HK$81,127,799 will arise in the books of Skynet as a result of the cancellation of the paid-up capital of HK$0.018 on each issued Share. Based on the audited financial statements of Skynet for the year ended 31st March, 2003, a credit of approximately HK$488,643,000 will arise as a result of the cancellation of the entire amo
standing to the credit of the share premium account of Skynet. A total credit of approxima
HK$569,770,799 will arise from the Capital and Share Premium Reduction and will
transferred to the contributed surplus account of Skynet. Skynet had an audited contribu
surplus of approximately HK$180,801,000 as at 31st March, 2003, which amount will
increased to approximately HK$750,571,799 upon completion of the Capital and Share Prem
Reduction. Such contributed surplus will then be set off against the accumulated deficit
Skynet, which amounted to approximately HK$854,643,000 as at 31st March, 2003, reduc
it to approximately HK$104,071,201.

Share Consolidation

Immediately following the Capital and Share Premium Reduction and the Subdivision, the Sh
Consolidation will be implemented to consolidate every 10 Reduced Shares of HK$0.002 e
into one Consolidated Share of HK$0.02. Fractional Consolidated Shares will not be issued
individual Shareholders but will be aggregated and, if a premium (net of expenses) can
obtained, sold for the benefit of Skynet.

Increase in authorised share capital

The existing authorised share capital of Skynet is HK$140,000,000 divided into 7,000,000,
Shares. The Board proposes to increase the authorised share capital of Skynet from HK$140,000,

(Page 2)

to HK$400,000,000 by the creation of an additional 13,000,000,000 Consolidated Shares?

Upon completion of the Capital Reorganisation, the authorised share capital of Skynet will be HK$400,000,000 divided into 20,000,000,000 Consolidated Shares.

Effect of the Capital Reorganisation
Based on Skynet's existing authorised share capital of HK$140,000,000, divided into 7,000,000,000 Shares, and issued share capital of HK$90,141,999.14, represented by 4,507,099,957 Shares, upon the Capital Reorganisation becoming effective, the authorised share capital of Skynet will be increased to HK$400,000,000, divided into 20,000,000,000 Consolidated Shares, and the issued share capital will be HK$9,014,199.914, represented by 450,709,995.7 Consolidated Shares.

The Consolidated Shares will rank pari passu in all respects with each other. Other than the expenses incurred in relation to the Capital Reorganisation, its implementation will not alter the underlying assets, business operations, management or financial position of Skynet or the interests or rights of the Shareholders, save that any fractional Consolidated Shares will not be issued to individual Shareholders but will be aggregated and, if a premium (net of expenses) can be obtained, sold for the benefit of Skynet. The Capital Reorganisation itself will not have any material adverse effect on the financial position of the Group.

Save for the allotment and issue of the Consideration Shares under the Acquisition Agreement, the Offer Shares under the Open Offer, the Hidden Consideration Shares under the Hidden Agreement and the possible placing of further new Consolidated Shares to restore the public float of Skynet as detailed below, Skynet has no immediate intention to issue any further Consolidated Shares.

Conditions of the Capital Reorganisation
The Capital Reorganisation will be conditional upon:

(i) the passing of the necessary resolution(s) by the Shareholders to approve the Capital Reorganisation at a general meeting of Skynet;

(ii) compliance with the relevant legal procedures and requirements under Bermuda laws to effect the Capital Reorganisation; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares arising from the Capital Reorganisation.

An application will be made by Skynet to the Stock Exchange for the granting of the listing of, and permission to deal in, the Consolidated Shares arising from the Capital Reorganisation. All necessary arrangements will be made for the Consolidated Shares to be admitted into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

Change in board lot size
The Board proposes to change the board lot size from 5,000 Shares to 20,000 Consolidated Shares upon the Capital Reorganisation becoming effective. Based on the last closing price of the Shares of HK$0.01, the new board lot value would amount to HK$2,000.

Reasons for the Capital Reorganisation
According to the audited financial statements of Skynet for the year ended 31st March, 2003, Skynet had an accumulated deficit of approximately HK$854.6 million as at 31st March, 2003. The Board believes that it is unlikely that Skynet will generate sufficient profits in the immediate future to eliminate such accumulated deficit and that it would be inappropriate for Skynet to pay dividends while the accumulated deficit remains. The Capital and Share Premium Reduction will allow Skynet to reduce the accumulated deficit substantially. As the paid up capital of Skynet is no longer represented by assets, the Board considers it appropriate to effect the Capital and Share Premium Reduction. The increase in the authorised share capital of Skynet will facilitate the issue of the new Consolidated Shares pursuant to the Restructuring Proposal.

The Share Consolidation and the increase in board lot size will create a more cost effective board lot value in reducing the transaction costs for dealing in the Shares, including charges by reference to the number of share certificates issued.

will send the prospectus relating to the Open Offer to the Excluded Shareholders for their information only and will not send Application Forms to the Excluded Shareholders. The relevant Offer Shares are underwritten pursuant to the Underwriting Agreement.

Application for listing
Skynet will apply to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Offer Shares.

Dealings in the Offer Shares will be subject to the payment of stamp duty in Hong Kong.

Underwriting Agreement

Date:	29th March, 2004
Underwriter:	Paul Y, which principal activities are set out under the section headed "Information on Paul Y".
	Paul Y, through its wholly-owned subsidiary, Nation Cheer Investment Limited, is interested in 85 Shares, representing less than 0.0001% of the issued share capital of Skynet as at the date of this announcement. Dr. Chan Kwok Keung, Charles, a director and substantial shareholder of both Paul Y and ITC, is deemed to be interested in the said 85 Shares by virtue of his shareholdings in ITC and Paul Y. Save for the aforesaid, no connected person (as defined under the Listing Rules) of Paul Y or ITC is interested in any Shares.
Number of Underwritten Shares:	The Open Offer is fully underwritten. All the 1,126,774,985 Offer Shares are fully underwritten.
Commission:	2% of the aggregate subscription price of the actual number of Offer Shares underwritten by the Underwriter, which will be HK$901,420.
	The 2% commission is in line with the market practice. The respective directors of Skynet, Paul Y and ITC consider that the commission is reasonable.

Undertaking to subscribe
As at the date of this announcement, no person has undertaken to or indicated that he will not subscribe for his entitlement under the Open Offer.

Underwriting
Subject to the fulfillment of the conditions contained in the Underwriting Agreement, the Underwriter has agreed to underwrite all the Underwritten Shares.

Termination of the Underwriting Agreement
The Underwriter may, by notice in writing, terminate its obligations under the Underwriting Agreement on the occurrence of certain events at any time on or before 4:00 p.m. on the second Business Day after the Acceptance Date, if in the reasonable opinion of the Underwriter:

(a) the success of the Open Offer would be affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the reasonable opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date thereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national and international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may in the reasonable opinion of the Underwriter materially and adversely affect the business or the financial or

by reference to the number of share certificates issued.

The expected timetable in relation to the implementation of the Capital Reorganisation together with the relevant trading arrangements including matching services and exchange of share certificates will be announced and included in the circular of Skynet to be despatched to the Shareholders in due course.

OPEN OFFER

Issue statistics

Number of Shares in issue	–	4,507,099,957 Shares
Number of Consolidated Shares after completion of the Capital Reorganisation	–	450,709,995.7 Consolidated Shares
Basis of Open Offer	–	Five Offer Shares for every two Consolidated Shares held by Qualifying Shareholders on the Record Date
Number of Offer Shares	–	1,126,774,985 Offer Shares
Enlarged issued share capital upon completion of the Capital Reorganisation and the Open Offer	–	HK$31,549,699.614 comprising 1,577,484,980.7 Consolidated Shares

As at the date of this announcement, Skynet has no share options or other convertible securities outstanding.

Qualifying Shareholders

Skynet will send the Prospectus Documents to the Qualifying Shareholders only.

To qualify for the Open Offer, Shareholders must at the close of business on the Record Date:

(i) be registered members of Skynet; and

(ii) have addresses in Hong Kong on the register of members of Skynet or, in the case of Shareholders having addresses outside Hong Kong, only if the Board has obtained legal advice to the effect that the offer to those Shareholders of the Offer Shares under the Open Offer would not contravene any legal restriction under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange in that place.

Subscription price

HK$0.04 per Offer Share, which is payable in full when a Qualifying Shareholder accepts the provisional allotment of Offer Shares.

Provisional allotments

The provisional allotments under the Open Offer on an assured basis are not transferable nor are they capable of renunciation. No listing will be sought for the provisional allotment.

Status of the Offer Shares

When fully paid, the Offer Shares will rank pari passu in all respects with the then existing Consolidated Shares. Holders of the fully-paid Offer Shares will be entitled to receive all future dividends and distributions which are declared, made or paid on or after the date of issue and allotment of the fully-paid Offer Shares.

Share certificates

Subject to fulfillment of the conditions of the Open Offer, share certificates for all fully-paid Offer Shares are expected to be posted to those entitled thereto at their own risk.

Rights of Overseas Shareholders

If at the close of business on the Record Date, a Shareholder's address on Skynet's register of members is in a place outside Hong Kong, that Shareholder may not be eligible to take part in the Open Offer. The Prospectus Documents will not be registered and/or filed under the applicable securities legislation of any jurisdiction other than Hong Kong and/or Bermuda. The Board is making enquiries as to whether the issue of Offer Shares to the Overseas Shareholders may contravene the applicable securities legislation of the place of residence of such Overseas Shareholders. If, after making such enquiry, the Board is of the opinion that it would be necessary or expedient to do so, such Overseas Shareholders will not have any provisional allotment of Offer Shares on an assured basis and will not be allotted any Offer Shares. Accordingly, the Open Offer will not be extended to the Excluded Shareholders. Skynet

countries, or affecting local securities markets which may in the reasonable opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Group as a whole or materially and adversely prejudice the success of the Open Offer or otherwise makes inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including without limitation, a change in fiscal or monetary policy, or foreign exchange or currency markets, suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(c) save for the matters disclosed to the Underwriter under or pursuant to the Acquisition Agreement, the SGM circular or the prospectus when published contain information (either as to business prospects or the condition of the Group or as to its compliance with any laws or the Listing Rules or any applicable regulations) which has not prior to the date thereof been publicly announced or published by Skynet and which may in the reasonable opinion of the Underwriter be material to the Group as a whole and is likely to affect the success of the Open Offer.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party thereto shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

Conditions of the Underwriting Agreement

The Underwriting Agreement is subject to the following conditions being fulfilled/waived:

(i) the approval by resolution of the Independent Shareholders of the Open Offer at the SGM;

(ii) the Whitewash Waiver being approved by the Independent Shareholders by way of a poll at the SGM;

(iii) the Whitewash Waiver being granted by the Executive;

(iv) the signing by or on behalf of all of the Directors on or before the Posting Date of two copies of each of the Prospectus Documents;

(v) the delivery on or before the Posting Date of one such signed copy of each of the Prospectus Documents to the Underwriter;

(vi) if required under the Companies Ordinance, the delivery to the Stock Exchange and the registration with the Registrar of Companies in Hong Kong respectively on or prior to the Posting Date of one copy of each of the Prospectus Documents each duly certified by the Directors in compliance with section 342C(1) of the Companies Ordinance and otherwise complying with the requirements of the Companies Act, Companies Ordinance and the Listing Rules;

(vii) the posting on the Posting Date of copies of the Prospectus Documents to the Qualifying Shareholders;

(viii) compliance by Skynet with all its obligations under the Underwriting Agreement;

(ix) the Listing Committee of the Stock Exchange (a) agreeing to grant listing of, and permission to deal in, the Offer Shares either unconditionally or subject to conditions which Skynet and the Underwriter accept and the satisfaction of such conditions (if any) by no later than the Posting Date; and (b) not having withdrawn or revoked such listings and permission on or before 4:00 p.m. on the Settlement Date;

(x) the Capital Reorganisation becoming unconditional;

(xi) each of the Hidden Agreement and the Acquisition Agreement becoming unconditional in all respects (save as the condition requiring any or all of the aforesaid agreements becoming unconditional and/or the obligations of the Underwriter under the Underwriting Agreement not being terminated);

(xii) compliance with the requirements under the applicable laws and regulations of Hong Kong and Bermuda; and

(xiii) the obligations of the Underwriter under the Underwriting Agreement relating to the Open Offer not being terminated in accordance with the terms thereof.

Conditions (ii), (iii), (viii) and (xi) can be waived by Paul Y. Paul Y has agreed not to waive conditions (ii) and (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligation under Rule 26 of the Takeovers Code if it waives conditions (ii) and (iii). If the above conditions have not been satisfied or in the event that conditions (ii), (iii), (viii) and (xi) have not been satisfied and/or waived in whole or in part by the Underwriter on or before the time and dates as specified in the Underwriting Agreement (or such other date as Skynet and the Underwriter may mutually agree) or if the Underwriting Agreement shall be terminated as described above, all obligations and liabilities of the parties thereto shall cease and determine and the Restructuring Proposal, including the Open Offer, will not proceed.

Expected timetable

The expected timetable for the Open Offer including the book closure period for the register of members, the Record Date, the Posting Date and the Acceptance Date will be announced and included in the circular of Skynet to be despatched to the Shareholders in due course.

Use of proceeds

The net proceeds from the Open Offer of approximately HK$44 million are intended to be applied as to approximately HK$20 million to assist the Group in revitalising its business of trading and installation of granite and marble products, and as to approximately HK$24 million for the Group's general working capital for its existing business.

Skynet has not implemented any equity fund raising exercise in the 12 months' period prior to the date of the Underwriting Agreement.

THE ACQUISITION AGREEMENT

Date

29th March, 2004

Parties

Paul Y (as the vendor of the Sale Shares and Sale Loan)

Skynet (as the purchaser of the Sale Shares and Sale Loan)

Subject matter of sale and purchase

The Sale Shares, representing the entire issued share capital of Paul Y Construction, and the Sale Loan, representing the shareholder loans owing by Paul Y Construction to Paul Y as at the date of Completion. The Sale Loan amounted to approximately HK$177 million as at 31st December, 2003. It is non-interest bearing, has no fixed term of repayment and is repayable at any time upon demand.

Prior to Completion, the Paul Y Construction Group will undergo an internal group reorganisation so that two existing direct subsidiaries of Paul Y Construction, namely, Paul Y. – ITC Management Limited and Paul Y. – ITC Investments Group Limited and their respective subsidiaries (except for Paul Y. Management Limited (formerly known as Paul Y. – ITC Services Limited)) which are not primarily engaged in the construction business, will be transferred to Paul Y.

Paul Y has warranted to Skynet that as at the date of Completion, the sum of (i) the unaudited combined net asset value of Paul Y Construction Group; and (ii) the Sale Loan shall be no less than HK$250,000,000 and the amount of the combined intangible assets shall be no more than HK$15,000,000; and the Sale Shares and the Sale Loan shall be free from any mortgage, lien, pledge, charge, encumbrance or other security. In the event that the sum of the combined

(viii) the obtaining of all Consents from any relevant persons which are necessary or desirable in connection with the transfer of the Sale Shares and such Consents remaining in full force and effect at Completion;

(ix) the obtaining of all Consents from government or regulatory authorities or other third parties which are necessary or desirable in connection with the execution and performance of the Acquisition Agreement and any of the transactions contemplated thereunder and such Consents remaining in full force and effect at Completion;

(x) Paul Y having obtained a legal opinion from a firm of Bermuda lawyers acceptable to it covering such issues and matters of laws and requirements in Bermuda in respect of Skynet and the Restructuring Proposal in such form and substance reasonably satisfactory to Paul Y;

(xi) completion of legal and financial due diligence on the Group to the reasonable satisfaction of Paul Y;

(xii) completion of legal and financial due diligence on the Paul Y Construction Group to the reasonable satisfaction of Skynet;

(xiii) all the Paul Y's warranties being true and correct in all material respect as at the date of Completion;

(xiv) all the Skynet's warranties being true and correct in all material respect as at the date of Completion;

(xv) the Underwriting Agreement and the Hidden Agreement becoming unconditional in all respects (save as the condition requiring any of the aforesaid agreements and the Acquisition Agreement to become unconditional); and

(xvi) the Shares or the Consolidated Shares (as the case may be) remaining listed on the Stock Exchange at all times from the date of the Acquisition Agreement and up to the date of fulfilment or waiver (the "Fulfilment Date") of the last in time to be fulfilled of the conditions precedent and no indication being received on or before the Fulfilment Date from the SFC and/or Stock Exchange to the effect that the listing of the Shares or the Consolidated Shares (as the case may be) on the Stock Exchange will or may be withdrawn or objected to (save for the indication given by the Stock Exchange that Skynet has been placed into the delisting procedures) notwithstanding Completion.

Skynet may at any time waive in writing any of the conditions (xii) and/or (xiii). Paul Y may at any time waive in writing any of the conditions (iii), (x) (xi), (xiv) and/or (xvi). Paul Y has agreed not to waive condition (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligation under Rule 26 of the Takeovers Code if it waives condition (iii). Paul Y and Skynet may at any time jointly waive in writing condition (viii), (ix) and/or (xv) if it is agreed that the Consents which have not been obtained are not material to the business of the Group or the Paul Y Construction Group taken as a whole.

Completion

Completion is to take place on the fifth Business Day after all the conditions precedent have either been fulfilled or waived. If any of the conditions precedent to Completion has not been fulfilled (or waived by the relevant parties) by 30th June, 2004 (or such other date as the parties to the Acquisition Agreement may agree), the Acquisition Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties shall cease and determine except for antecedent breaches.

INFORMATION ON PAUL Y CONSTRUCTION

than HK$15,000,000; and the Sale Shares and the Sale Loan shall be free from any mortgage, lien, pledge, charge, encumbrance or other security. In the event that the sum of the combined net assets of Paul Y Construction Group together with the Sale Loan fall short of the warranted amount as revealed by the audit conducted by the auditor appointed by Skynet within three months from the date of the delivery of the completion accounts of the Paul Y Construction Group (which completion accounts shall be delivered within two months from the date of Completion), Skynet is entitled to demand Paul Y for the shortfall on a dollar for dollar basis in cash. The intangible assets of Paul Y Construction mainly represent the goodwill arising from acquisition of subsidiaries. The Acquisition Agreement does not specify a mechanism for circumstances where the combined intangible assets exceed HK$15,000,000. If there is a breach of the warranty, Skynet is entitled to claim for damages on losses suffered as a result of the combined intangible assets exceeding the agreed figure. Since the value of the combined intangible assets will be taken into account in the net asset value calculation, if the combined intangible assets are less than HK$15,000,000, the combined tangible assets have to be increased in order to meet the warranty.

Consideration

The consideration for the sale and purchase of the Sale Shares and the Sale Loan is HK$400,000,000, which will be satisfied by the issue and allotment of the Consideration Shares at an issue price of HK$0.04 per Consolidated Share (credited as fully paid) by Skynet to Paul Y (or as it may direct). The Consideration Shares represent approximately 69.4% of the issued share capital of Skynet upon completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note). The Consideration Shares shall rank pari passu among themselves and with all Consolidated Shares in issue on Completion, save for entitlement to the Offer Shares. The consideration was determined after arm's length negotiations between the parties taking into consideration the warranted value of HK$250,000,000 as at Completion for the aggregate sum of (i) the combined net asset value of the Paul Y Construction; and (ii) the Sale Loan by Paul Y under the Acquisition Agreement, plus a premium of HK$150,000,000 to reflect the market standing, technical expertise and track record of Paul Y Construction Group, including the various construction licences held by certain members of Paul Y Construction Group, its specialised skills and track records in civil engineering and infrastructure works, its reputation in the local construction industry with an established client base, its management team which possesses extensive experience in the construction of industrial, commercial and residential buildings, and its good relationship with clients, sub-contractors and suppliers. Paul Y is of the view that it is market practice for the consideration on the transfer of a construction company to be determined by reference to the underlying assets value of the construction company together with a premium to reflect its unrecorded goodwill, market standing, valuable licenses, technical expertise and track record.

Conditions

Completion is subject to the following conditions being fulfilled/waived:

(i) the passing of resolutions by the Shareholders at the SGM approving the Capital Reorganisation and the Capital Reorganisation becoming unconditional;

(ii) approval by the Independent Shareholders of: (a) the acquisition of the Sale Shares and the Sale Loan; (b) the issue and allotment of the Consideration Shares to Paul Y; (c) the entering into of the agreement for the provision of the Facility by Paul Y and the issue of the Facility Convertible Note; (d) the issue of the Conversion Shares upon exercise of the conversion rights attaching to the Facility Convertible Note; and (e) all other transactions contemplated under the Acquisition Agreement at the SGM;

(iii) the passing of an ordinary resolution by the Independent Shareholders approving the Whitewash Waiver, and the Executive granting the Whitewash Waiver and such a waiver not having been revoked or amended;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares to be issued pursuant to the Restructuring Proposal;

(v) the compliance with any other requirements of the Stock Exchange in relation to transactions contemplated under the Restructuring Proposal;

(vi) (where required) the Bermuda Monetary Authority granting its permission to the increase in the authorised share capital and the issue and allotment of the Consolidated Shares to be issued pursuant to the Restructuring Proposal;

(vii) the compliance of announcement and shareholders' approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to present and future transactions contemplated as at the date of the Acquisition Agreement which will constitute continuing connected transactions of Skynet, Paul Y and ITC (as the case may be) following Completion and in respect of any waivers relating thereto (if required under the Listing Rules), and the granting by the Stock Exchange of such waivers (if required under the Listing Rules) relating to those connected transactions on such terms as may be reasonably acceptable to Skynet, Paul Y and ITC (as the case may be);

INFORMATION ON PAUL Y CONSTRUCTION

Paul Y Construction is wholly owned by Paul Y. It commenced business in *Hong Kong* in 1949 and has grown to become one of the leading construction and engineering groups in Hong Kong and China undertaking civil engineering, building construction and specialist works as well as pre-cast concrete product manufacturing. Further information on Paul Y Construction, including an accountants' report on its results for the three years ended 31st March, 2004 will be contained in the circular to be despatched to the Shareholders.

THE FACILITY AND THE FACILITY CONVERTIBLE NOTE

Under the Acquisition Agreement, Paul Y and Skynet will at Completion enter into an agreement for the provision of the Facility by Paul Y to Skynet for the general working capital needs of the Paul Y Construction Group. The principal terms of the Facility are summarised as follows:

Principal amount Up to HK$100,000,000

Availability Within 3 years from the date of Completion

Maturity date

Unless previously converted, the outstanding principal amount of the Facility Convertible Note (together with all unpaid and accrued interest) will be repaid by Skynet upon its maturity on the third anniversary of the date of the agreement for the provision of the Facility. The Facility Convertible Note will not be redeemable before the maturity date unless an event of default occurs.

Coupon

The Facility Convertible Note will bear a coupon from its date of issue at the rate of 1% above 6 month HIBOR (Hong Kong Inter-bank Borrowing Rate) in Hong Kong dollars, which will be payable once every six months in arrears on the principal amount of the Facility Convertible Note outstanding from time to time.

Security None

Conversion rights

The outstanding principal amount of the Facility Convertible Note (in whole multiples of HK$100,000 or, if less, the then outstanding principal amount) may be converted into Conversion Shares at any time from the date of issue and up to the maturity date at the relevant conversion price (which is initially HK$0.04 per Conversion Share, subject to adjustment for the share subdivision, consolidation, bonus issues, rights issues and other dilutive events). No fraction of a Conversion Share will be issued on conversion but (except in cases where any such cash payment would amount to less than HK$10) a cash payment will be made to the holder of the Facility Convertible Note in respect of such fraction. Assuming that the entire principal amount of the Facility Convertible Note is converted at the initial conversion price of HK$0.04 per Conversion Share, a total of 2,500,000,000 Consolidated Shares will be issued. The 2,500,000,000 Conversion Shares represent approximately 17.3% of the issued share capital of Skynet immediately upon completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note) and approximately 14.8% of the issued share capital of Skynet as enlarged by the conversion of the Facility Convertible Note in full.

Ranking of shares to be issued upon conversion

The Conversion Shares, when issued, will rank pari passu in all respects with all other Consolidated Shares in issue on the date of the conversion notice and will be entitled to all dividends, bonuses and other distributions the record date of which falls on a date on or after the date of the conversion notice. The Conversion Shares will not rank for the Open Offer.

Conversion price

The initial conversion price of HK$0.04 per Conversion Share, subject to adjustment in accordance with the terms of the Facility Convertible Note, was determined after arm's length negotiations. The initial conversion price of HK$0.04 per Conversion Share is the same as the subscription price per Offer Share and the issue price per Consideration Share and per Hidden Consideration Share.

Voting

The holder of the Facility Convertible Note will not be entitled to receive notice of, attend or vote at general meetings of Skynet by reason only of its being holder of the Facility Convertible Note.

Transferability

Any assignment and/or transfer of the Facility Convertible Note is subject to (i) the conditions, (if required) approvals, requirements and any other provisions of or under the Stock Exchange (and any other stock exchange on which the shares of the Company may be listed at the relevant time) or their rules and regulations and all applicable laws and regulations; and (ii)

the approval of the independent Shareholders in a general meeting of Skynet if so required under the Listing Rules if such assignment and/or transfer is made to a connected person (as defined in the Listing Rules). The Company will notify the Stock Exchange if the Facility Convertible Note is to be transferred to any other connected persons (as defined in the Listing Rules) of the Company.

No application will be made for the listing of the Facility Convertible Note. An application will be made for the listing of, and permission to deal in, the Conversion Shares to be issued upon exercise of conversion rights under the Facility Convertible Note.

THE HIDDEN AGREEMENT

Date

29th March, 2004

Parties

Paul Y (as the vendor of the Hidden Interest)
Skynet (as the purchaser of the Hidden Interest)

Subject matter of sale and purchase

The Hidden Interest; representing the entire issued share capital of Hidden and the shareholder's loans due by Hidden to Growing Success Limited, a wholly-owned subsidiary of Paul Y as at the date of completion of the Hidden Agreement. As at the date of the Hidden Agreement, the shareholder's loans due by Hidden to Wellington, its existing shareholder, was approximately HK$72.8 million, which will be assigned by Wellington to Growing Success Limited upon completion of the Paul Y Hidden Agreement (as described below), and then assigned by Growing Success Limited to Skynet upon completion of the Hidden Agreement.

Consideration

HK$113.6 million, which will be satisfied by the issue and allotment of the Hidden Consideration Shares at HK$0.04 per Consolidated Share to Paul Y (or as it may direct). The Hidden Consideration Shares represent approximately 19.7% of the issued share capital of the Skynet upon completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note). The consideration was determined after arm's length negotiations taken into consideration the amount of the Lombard Claim (as defined below) and the Group's outstanding obligations to Hidden under the Hidden Prior Agreements (as described below).

The issue price of the Hidden Consideration Shares of HK$0.04 each is the same as the subscription price of the Offer Shares and the issue price of the Consideration Shares.

The Hidden Consideration Shares shall rank pari passu among themselves and with all Consolidated Shares in issue, save for the entitlement to the Open Offer.

Conditions

Completion of the Hidden Agreement is subject to the following conditions being fulfilled/waived:

(i) the passing of resolutions by the Shareholders at the SGM approving the Capital Reorganisation and the Capital Reorganisation becoming unconditional;

(ii) approval by the Independent Shareholders of (a) the acquisition by Skynet of the Hidden Interest; (b) the issue and allotment of the Hidden Consideration Shares to Paul Y (or as it may direct); and (c) all other transactions contemplated under the Hidden Agreement, at the SGM;

(iii) the passing of an ordinary resolution by Independent Shareholders of the Whitewash Waiver, and the Executive granting the Whitewash Waiver and such a waiver not having been revoked or amended;

was entitled to a fixed cumulative preference dividend at the rate of 0.5% per annum payable semi-annually in arrears. It was stipulated under the agreement that the Preferred Shares shall be redeemed on 17th July, 2003 at an amount which shall result in a 7% annual compounded yield over the subscription price of US$7.2 million (equivalent to approximately HK$56.2 million) including all dividends received. As described in the annual report of Skynet for the year ended 31st March 2003, it was claimed in the petition filed by Lombard on 24th October, 2002 (the "24/10 Petition") that Skynet HK was in breach of the shareholders' agreement relating to Skynet HK. As a result of such breach, Lombard would be entitled to demand the early redemption of the Preferred Shares for a sum of HK$93,600,000. It was further claimed that Skynet, as the guarantor under the subscription agreement dated 28th June, 2000 entered into between Skynet, Skynet HK and Lombard, had failed to cause Skynet HK to pay the redemption amount of HK$93,600,000 (the "Lombard Claim"). Lombard withdrew the 24/10 Petition and served another winding up petition (the "30/10 Petition") claiming the same on Skynet.

Various agreements including, among others, (i) a subscription agreement dated 15th May, 2000 (as supplemented by a supplemental agreement dated 29th June, 2000) pursuant to which Hidden agreed to subscribe for shares of Skynet HK; (ii) a deed of undertaking dated 15th May, 2000 pursuant to which Skynet has given certain undertakings to Hidden that the return of Hidden's investment in Skynet HK would not be less than US$16 million (equivalent to approximately HK$124.8 million); (iii) two shareholders' agreement of Skynet HK between certain of its shareholders; and (iv) certain option deeds (together, the "Hidden Prior Agreements") were entered into by Skynet and/or certain member(s) of the Group and/or shareholder(s) of Skynet HK with Hidden, details of which were set out in the joint announcement of Skynet dated 6th May, 2003. The deed of undertaking dated 15th May, 2000 regarding the return of Hidden's investment in Skynet HK is still subsisting (the "Hidden Claim").

On 27th March, 2004, a wholly-owned subsidiary of Hidden conditionally agreed to acquire from Lombard all the rights arising from the Preferred Shares (including the Lombard Claim). By this, the Lombard Claim and the Hidden Claim were consolidated into the Hidden Group. Following the entering into of such agreement, the 30/10 Petition filed by Lombard against Skynet was dismissed by the court on 29th March, 2004. On 27th March, 2004, the Paul Y Hidden Agreement (as detailed below) was entered into pursuant to which a wholly-owned subsidiary of Paul Y conditionally agreed to acquire the Hidden Interest at HK$30,000,000. Paul Y and Wellington agreed that HK$20,000,000 is the price payable for the rights under the Hidden Claim. Paul Y then conditionally agreed to sell the Hidden Interest to Skynet pursuant to the Hidden Agreement.

The Hidden Interest will be acquired by Skynet at HK$113.6 million, which will be satisfied by the issue and allotment of the Hidden Consideration Shares at HK$0.04 per Consolidated Share to Paul Y (or as it may direct). Paul Y, as a separate listed company and as a commercial matter taking an arms-length bargaining stance, has required that the full value of the Lombard Claim and the settlement amount of HK$20,000,000 for the Hidden Claim be used in the calculation of the number of new Consolidated Shares to be issued if the entire consideration payable to Paul Y under the Hidden Agreement is to be settled in scrip form.

For Skynet, the Hidden Agreement is not in substance an acquisition but a debt restructuring. It serves as a means for the Lombard Claim to become intra-group liabilities and to be eliminated on consolidation and for the Hidden Claim not to be materialised. Given that the Hidden Agreement forms part and parcel of the Restructuring Proposal, which is the only proposal made available to Skynet prior to the hearing date of 29th March, 2004 for the winding up petition filed by Lombard against Skynet, and that it is highly likely that Skynet would have been put into liquidation should Skynet have refused to accept the Restructuring Proposal submitted by Paul Y, the Directors consider that the Restructuring Proposal will salvage value for Skynet and the Shareholders and will benefit Skynet and the Shareholders as a whole.

07-JUN-2004 11:51 FROM PY-ITC (Legal Department) TO
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(8)

... and (v) any other transactions contemplated under the Hidden Agreement, at the SGM;

(iii) the passing of an ordinary resolution by Independent Shareholders of the Whitewash Waiver, and the Executive granting the Whitewash Waiver and such a waiver not having been revoked or amended;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares to be issued pursuant to the Restructuring Proposal;

(v) the compliance of announcement and shareholders' approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to present and future transactions contemplated as at the date of the Hidden Agreement which will constitute continuing connected transactions of Skynet, Paul Y and ITC (as the case may be) following completion and in respect of any waivers relating thereto (if required under the Listing Rules), and the granting by the Stock Exchange of such waivers (if required under the Listing Rules) relating to those connected transactions on such terms as may be reasonably acceptable to Skynet, Paul Y and ITC (as the case may be);

(vi) the compliance with any other requirements of the Stock Exchange in relation to transactions contemplated under the Restructuring Proposal;

(vii) (where required) the Bermuda Monetary Authority granting its permission to the increase in the authorised share capital of Skynet and the issue and allotment of the Consolidated Shares to be issued pursuant to the Restructuring Proposal;

(viii) Paul Y having obtained a legal opinion from a firm of Bermuda lawyers acceptable to it covering such issues and matters of laws and requirements in Bermuda in respect of the Restructuring Proposal in such form and substance reasonably satisfactory to Paul Y;

(ix) completion of legal and financial due diligence on the Group to the reasonable satisfaction of Paul Y;

(x) completion of legal and financial due diligence on Hidden and its subsidiary to the reasonable satisfaction of Skynet;

(xi) all the Paul Y's warranties being true and correct in all material respect as at the date of completion of the Hidden Agreement;

(xii) all the Skynet's warranties being true and correct in all material respect as at the date of completion of the Hidden Agreement;

(xiii) the Paul Y Hidden Agreement, the Underwriting Agreement and the Acquisition Agreement becoming unconditional in all respects (save as the condition requiring any of the aforesaid agreements and the Hidden Agreement to become unconditional); and

(xiv) the Shares or the Consolidated Shares (as the case may be) remaining listed on the Stock Exchange at all times from the date of the Acquisition Agreement and up to the date of fulfilment or waiver (the "Fulfilment Date") of the last in time to be fulfilled of the conditions precedent and no indication being received on or before the Fulfilment Date from the SFC and/or the Stock Exchange to the effect that the listing of the Shares or the Consolidated Shares (as the case may be) on the Stock Exchange will or may be withdrawn or objected to.

Skynet may at any time waive in writing condition (x) and/or (xi) and Paul Y may at any time waive in writing any of the conditions (iii), (viii), (ix), (xii) and/or (xiv). Paul Y has agreed not to waive condition (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligations under Rule 26 of the Takeovers Code if it waives condition (iii). Paul Y and Skynet may at any time jointly waive in writing condition (xiii).

Completion

Completion is to take place on the fifth Business Day after all the conditions precedent have either been fulfilled or waived and shall take place immediately after completion of the Paul Y Hidden Agreement and simultaneously upon Completion (or such other date as may be agreed between the parties to the Hidden Agreement). If any of the conditions precedent to completion has not been fulfilled (or waived by the relevant parties) on or before 30th June, 2004 (or such other date as may be agreed between the parties to the Hidden Agreement), the Hidden Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties shall cease and determine except for antecedent breaches.

Background of the Group's liabilities against Lombard and Hidden

On 28th June, 2000, Lombard, Skynet and Skynet HK entered into an agreement for the subscription by Lombard of 671,651 three-year convertible cumulative redeemable participative preferred shares of Skynet HK (the "Preferred Shares"). The holder of the Preferred Shares ... Agreement forms part and parcel of the Restructuring Proposal, which is the only proposal made available to Skynet prior to the hearing date of 29th March, 2004 for the winding up petition filed by Lombard against Skynet, and that it is highly likely that Skynet would have been put into liquidation should Skynet have refused to accept the Restructuring Proposal submitted by Paul Y, the Directors consider that the Restructuring Proposal will salvage value for Skynet and the Shareholders and will benefit Skynet and the Shareholders as a whole.

The Paul Y Hidden Agreement

On 27th March 2004, the same date as Hidden's wholly owned subsidiary entered into the abovementioned conditional agreement with Lombard, Growing Success Limited, a wholly-owned subsidiary of Paul Y, entered into a conditional sale and purchase agreement with Wellington for the acquisition of the Hidden Interest for a total consideration of HK$30,000,000, of which HK$10,000,000 will be paid in cash and the remaining HK$20,000,000 will be satisfied by the issue of 500,000,000 Consolidated Shares out of the Hidden Consideration Shares to Wellington. As at the date of the Paul Y Hidden Agreement, the shareholder's loans due by Hidden to Wellington was approximately HK$72.8 million, which will be assigned by Wellington to Growing Success Limited upon completion of the Paul Y Hidden Agreement, which is expected to takes place on the fifth business day after all its conditions precedent have been fulfilled.

Completion of the Paul Y Hidden Agreement is conditional upon (i) the Restructuring Proposal (or any component thereof which (if completed) would result in Paul Y becoming a controlling shareholder of Skynet) becoming unconditional save for any pre-conditions attaching thereto requiring the Paul Y Hidden Agreement to become unconditional; and (ii) Bright Villa Limited (a wholly-owned subsidiary of Hidden) having acquired the Preferred Shares from Lombard.

Information on Lombard, Hidden and Wellington

Lombard is a limited duration company incorporated in the Cayman Islands and is a private equity investment fund managed by Lombard/APIC Management LDC with a principal objective of making direct, long term investments in established Asian companies.

Hidden, a company incorporated in the British Virgin Islands with limited liability, is beneficially wholly owned by Wellington. Hidden is an investment holding company and does not have any material assets save for the 1,091,545 ordinary shares in Skynet HK and the Preferred Shares acquired from Lombard. As at 31st March, 2003, Skynet HK had audited consolidated net liabilities of approximately HK$63.3 million. Skynet HK was originally set up as an investment holding company for the purpose of holding investments in certain Internet related portals, which operations have been scaled down and/or suspended. Any value attaching to the securities in Skynet HK therefore rests solely on the undertakings given previously by Skynet as follow:

(i) Skynet has guaranteed the performance of Skynet HK in redeeming the Preferred Shares owned by Lombard for a sum of HK$93,600,000; and

(ii) Skynet has given certain undertakings to Hidden that the return of Hidden's investment in Skynet HK would not be less than US$16 million (equivalent to approximately HK$124.8 million).

Wellington is an investment holding company incorporated in the Republic of Panama and is beneficially wholly owned by Mr. Lo Lin Shing, Simon.

Neither Lombard, Lombard/APIC Management LDC, Hidden, Wellington, Mr. Lo Lin Shing, Simon nor any of their respective associates are interested in any Shares, nor had any of them dealt in the Shares in the six month period immediately before the date of this announcement. Lombard and Hidden respectively held the Preferred Shares and 1,091,545 ordinary shares in Skynet HK immediately before the aforesaid transactions, representing approximately 3.18% and 5.16% of the issued share capital of Skynet HK (taking into account all the ordinary shares of Skynet HK and Preferred Shares in issue). None of Paul Y, ITC nor Dr. Chan Kwok Keung, Charles is a connected person (as defined under the Listing Rules) of Hidden or Wellington. None of Lombard, Lombard/APIC Management LDC, Hidden, Wellington, Mr. Lo Lin Shing, Simon or their respective associates is a connected person (as defined under the Listing Rules) of Skynet, Paul Y, ITC or Dr. Chan Kwok Keung, Charles.

COMPARISON OF THE ISSUE PRICE OF THE NEW CONSOLIDATED SHARES

All new Consolidated Shares to be issued pursuant to the Restructuring Proposal including the Offer Shares, the Consideration Shares and the Hidden Consideration Shares will be issued at HK$0.04 per Consolidated Share. The initial conversion price for each Conversion Share will also be HK$0.04.

The issue price of HK$0.04 per Consolidated Share represents:

(i) a discount of 60.0% to the theoretical closing price of HK$0.10 for each Consolidated Share based on the closing price of HK$0.01 per Share, being the minimum trading price allowable under the trading system of the Stock Exchange, on 15th October, 2003, being the last trading day (the "Last Trading Day") immediately before suspension in trading of the Shares on 16th October, 2003;

(ii) a discount of 60.0% to the average theoretical closing price of HK$0.10 for each Consolidated Share for the 10 trading days ended on the Last Trading Day; and

(iii) a discount of approximately 30% to the theoretical ex-rights price of approximately HK$0.057 per Consolidated Share, which is calculated on the basis of theoretical closing price of HK$0.10 for each Consolidated Share based on the closing price of HK$0.01 per Share on the Last Trading Day.

The issue price for the new Consolidated Shares to be issued pursuant to the Open Offer, the Acquisition Agreement and the Hidden Agreement has been determined after arm's length negotiations between Skynet and Paul Y. In agreeing to the issue price, Skynet and Paul Y have taken into consideration, among other things, the suspension in trading of the Shares on the Stock Exchange since 16th October, 2003, the audited consolidated net tangible liabilities of Skynet of approximately HK$107.6 million as at 31st March, 2003, the large number of new Consolidated Shares to be issued pursuant to the Restructuring Proposal and the fact that the last reported closing price of HK$0.01 of the Shares may not truly reflect the fair market value of the Shares since the trading system of the Stock Exchange does not permit any share quotation below HK$0.01. The substantial discount of the subscription price for the Offer Shares will also provide incentive for the Shareholders to subscribe for the Offer Shares.

INFORMATION ON SKYNET

The Group is principally engaged in the import and sale of marble and granite products, the provision of installation services for marble and granite products and the provision of information technology services. Due to the adverse financial position of the Group and its tight liquidity position, the Group's principal operation has been significantly scaled down.

The following table sets out a summary of the audited consolidated results of Skynet for the two years ended 31st March, 2003 and the unaudited consolidated results of Skynet for the six months ended 30th September, 2003:

	For the six months ended 30th September, 2003	For the year ended 31st March, 2003	2002
	(unaudited)	(audited)	(audited)
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,057	51,366	46,644
Loss before taxation	(4,069)	(115,015)	(219,053)
Loss after taxation and minority interests	(4,069)	(96,916)	(190,441)

The audited consolidated net tangible liabilities of Skynet were approximately HK$107.6 million as at 31st March, 2003. The unaudited consolidated net tangible liabilities of Skynet were approximately HK$111.6 million as at 30th September, 2003.

The audited consolidated net tangible liabilities per Share was approximately HK$0.024 as at 31st March, 2003. The unaudited consolidated net tangible liabilities per Share was approximately HK$0.025 as at 30th September, 2003.

REASONS FOR AND BENEFITS OF THE RESTRUCTURING PROPOSAL

Set out below is the shareholding table of Skynet showing the shareholding structure of Skynet after completion of Capital Reorganisation, the Acquisition Agreement, the Hidden Agreement and the Open Offer (assuming none of the Offer Shares are subscribed by Shareholders), and upon full conversion of the Facility Convertible Note at the initial conversion price of HK$0.04:

	Existing shareholding at the date of this announcement		Upon completion of Capital Reorganisation	Upon completion of Capital Reorganisation, Acquisition Agreement, Hidden Agreement and Open Offer assuming no subscription by Shareholders of Offer Shares		Upon full conversion of the Facility Convertible Note at initial conversion price of HK$0.04 per Consolidated Share	
	Shares	(%)	Consolidated Shares	Consolidated Shares	(%)	Consolidated Shares	(%)
Paul Y							
- Existing Share held	85	-	8	8	-	8	-
- Offer Shares	-	-	-	1,126,774,985	7.8	1,126,774,985	6.7
- Consideration Shares	-	-	-	10,000,000,000	69.4	10,000,000,000	59.1
- Hidden Consideration Shares (Note 1)	-	-	-	2,340,000,000	16.2	2,340,000,000	13.8
- Conversion Shares	-	-	-	-	-	2,500,000,000	14.8
Wellington (Note 1)	-	-	-	500,000,000	3.5	500,000,000	2.9
Subtotal	85	-	8	13,966,774,993	95.9	16,466,774,993	97.3
DFG	1,020,035,135	22.6	102,003,673	102,003,673	0.7	102,003,673	0.6
Other public Shareholders	3,487,061,137	77.4	348,706,314.7	348,706,314.7	2.4	348,706,314.7	2.1
Total	4,507,096,357	100.0	450,709,995.7	14,417,484,989.1	100.0	16,917,484,980.7	100.0
Public float	3,487,061,137	77.4	348,706,314.7	950,709,987.7 (Note 2)	6.6	950,709,987.7 (Note 2)	5.6

Notes:

1. Pursuant to the Paul Y Hidden Agreement, Paul Y has agreed to transfer 500,000,000 Consolidated Shares out of the Hidden Consideration Shares to Wellington upon completion of the Paul Y Hidden Agreement.

2. Being the sum of the shareholding interests of Wellington, DFG and other public Shareholders.

The following chart shows the shareholding structure of Skynet as at the date of this announcement:

Dr. Chau Kwok Keung, Charles

REASONS FOR AND BENEFITS OF THE RESTRUCTURING PROPOSAL

Trading in the Shares on the Stock Exchange has been suspended since 16th October, 2003 as Skynet is unable to comply with the requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the shares on the Stock Exchange. Skynet was placed into the "first stage" of the delisting procedure on 16th October, 2003 pursuant to the Listing Rules. According to the Listing Rules, the "first stage" lapsed and the "second stage" of the delisting procedure commenced on 15th April, 2004, being six months following the suspension of trading in the Shares. In view of the situation of Skynet, the Directors have discussed and negotiated with various investors regarding possible investments in Skynet with a view to providing working capital to the Group and revitalising its business. With new working capital, the Group will be in a position to acquire new stock of marble and granite products and employ additional sales and marketing staffs so as to solicit new businesses and revitalise the Group's marble and granite products trading and installation business and generate a sufficient level of operations to warrant continue listing of the Skynet's shares on the Stock Exchange. The Restructuring Proposal is considered by the Directors as the best available restructuring plan offered to Skynet.

The acquisition of Paul Y Construction pursuant to the Acquisition Agreement is in line with Skynet's traditional business in the supply of building materials. The Acquisition will enable Skynet to acquire one of the leading businesses in the construction and engineering sectors in Hong Kong. Paul Y Construction possesses a successful track record in large-scale projects for more than 50 years, a diversified technical skill set, an attractive client base and a strong portfolio of work-on-hand with value in excess of HK$11,000 million. In addition, Paul Y Construction has established a sound and localised platform covering the China market. It is the intention of Skynet to leverage on the strength of Paul Y Construction to participate in the domestic market in China as well as the application of Chinese expertise and resources to the international markets. In this manner, Skynet will not only become a strong player in the construction and engineering sector, it will also provide a suitable long-term development platform for Paul Y Construction into the future. The Open Offer will raise additional funds for the Group's business of marble and granite products trading and installation and for its general working capital. The Restructuring Proposal will enable Skynet to satisfy most of its liabilities/obligation, restore its net asset base and working capital position and revive its traditional business. The Board is of the view that the Restructuring Proposal is in the interest of Skynet and the Shareholders as a whole. Further information on the Restructuring Proposal, including the financial impact on the asset position of Skynet, will be included in the circular of Skynet to be despatched to Shareholders as soon as practicable.

SHAREHOLDING STRUCTURE OF SKYNET

Set out below is the shareholding table of Skynet showing the existing shareholding structure of Skynet and its shareholding structure immediately after completion of the Capital Reorganisation, the Acquisition Agreement, the Hidden Agreement and the Open Offer and before the conversion of the Facility Convertible Note:

	Existing shareholding as at the date of this announcement		Upon completion of Capital Reorganisation	Upon completion of Capital Reorganisation, Acquisition Agreement, Hidden Agreement, and Open Offer assuming subscription by Shareholders of Offer Shares of 5%		100%	
	Shares	*(%)*	*Consolidated Shares*	*Consolidated Shares*	*(%)*	*Consolidated Shares*	*(%)*
Paul Y							
– Existing Shares held	85	–	8	8	–	25	–
– Offer Shares	–	–	–	1,126,771,985	7.8	–	–
– Consideration Shares	–	–	–	10,000,000,000	69.4	10,000,000,000	69.4
– Hidden Consideration Shares *(Note 1)*	–	–	–	2,340,000,000	16.2	2,340,000,000	16.2
Wellington *(Note 1)*	–	–	–	500,000,000	3.5	500,000,000	3.5
Sub-total	85	–	8	13,966,774,993	96.9	12,840,000,028	89.1
DFG	1,020,016,735	22.6	102,003,673	102,003,653	0.7	351,012,851	2.5
Other public Shareholders	3,487,083,117	77.4	348,706,314.7	348,706,314.7	2.4	1,330,472,099.3	8.4
Total	4,507,099,957	100.0	450,703,995.7	14,417,484,980.7	100.0	14,417,484,980.7	100.0
Public float	3,487,083,137	77.4	348,706,314.7	950,709,987.7 *(Note 2)*	6.6	2,077,481,952.7 *(Note 2)*	14.4

Notes:

1. Pursuant to the Paul Y Hidden Agreement, Paul Y has agreed to transfer 500,000,000 Consolidated Shares out of the Hidden Consideration Shares to Wellington upon completion of the Paul Y Hidden Agreement.
2. Being the sum of the shareholding interests of Wellington, DFG and other public Shareholders.

(10)



Dr. Chan Kwok Keung, Charles
33.6%
ITC
Aceess Capital Management LP as Investment Manager
22.6%
55.1%
21.6%
Paul Y
Hanny Holdings Limited
29.4%
29.4%
China Strategic Holdings Limited
7.6%
DFG
22.6%
Skynet
68.9%
Skynet HK

The following chart shows the shareholding structure of Skynet immediately upon completion of the Restructuring Proposal but before the conversion of the Facility Convertible Note (assuming no other changes in the shareholding structure of Skynet since the date of this announcement):



Dr. Chan Kwok Keung, Charles
33.6%
Aceess Capital Management LP as Investment Manager
ITC
12.6%
55.1%
24.6%
Paul Y
Hanny Holdings Limited
19.4%
19.4%
China Strategic Holdings Limited
Wellington
2.0%
DFG
Other public Shareholders (Notes 3)
Offer Shares (Note 4)
65.0% (Note 1)
0.7% (Note 2)
2.4%
3.5%
7.8%
Skynet
77.3%
Skynet HK

(Page 6)

Notes:

1. Being the total of approximately 16.2% represented by the Hidden Consideration Shares (excluding the 500,000,000 Consolidated Shares assigned to Wellington) and approximately 69.4% represented by the Consideration Shares.
2. Assuming DFG does not take up any of its entitlement under the Open Offer.
3. Such interest represents the diluted shareholding of the existing Shareholders (excluding DFG) before taking into account subscription under the Open Offer.
4. Only the existing Shares will rank for the Open Offer. Paul Y is the underwriter for the Open Offer. The above structure has not taken into account the Offer Shares allocation between the existing Shareholders and Paul Y as the underwriter.

TAKEOVERS CODE IMPLICATIONS OF THE RESTRUCTURING PROPOSAL

As set out in the shareholding table above, immediately after completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note) assuming (i) Paul Y is required to take up all the Underwritten Shares; and (ii) there are no other changes in the shareholding structure of Skynet since the date of this announcement, Paul Y and its Concert Parties will be interested of 13,966,774,993 Consolidated Shares, representing approximately 96.9% of the then voting rights of Skynet. Assuming conversion in full of the Facility Convertible Note at the initial conversion price of HK$0.04 per Consolidated Share, Paul Y and its Concert Parties will be interested in a maximum of 16,466,774,993 Consolidated Shares, representing approximately 97.3% of the then voting rights of Skynet. Accordingly, Paul Y and its Concert Parties will be obliged under the Takeovers Code to make a mandatory general offer to acquire all the issued securities of Skynet other than those already owned by Paul Y and its Concert Parties, unless the Whitewash Waiver is obtained.

It is one of the conditions precedent of each of the Underwriting Agreement, the Acquisition Agreement and the Hidden Agreement that the Whitewash Waiver be obtained. Application will be made to the Executive by Paul Y and its Concert Parties for the Whitewash Waiver pursuant to Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted, will be subject to, among others, the approval of the Independent Shareholders by way of a poll. If the Whitewash Waiver is not obtained for any reason, the Underwriting Agreement, the Acquisition Agreement and the Hidden Agreement will not become unconditional , unless Paul Y agreed to waive the condition on the Whitewash Waiver. Paul Y has agreed not to waive the condition on the Whitewash Waiver unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfill its general offer obligation under Rule 26 of the Takeovers Code. Paul Y has undertaken that it shall make an offer for all the securities of Skynet and shall comply with its obligations under the Takeovers Code if it waives the condition on the Whitewash Waiver.

None of Paul Y or any of its Concert Parties had dealt in the Shares in the six month period immediately before the date of this announcement.

MAINTENANCE OF THE LISTING STATUS OF SKYNET

Immediately upon completion of the Restructuring Proposal assuming Paul Y is required to take up all the Underwritten Shares but before taken into account the Conversion Shares, and assuming that there have been no other changes in the issued share capital of Skynet since the date of this announcement, Paul Y will be beneficially interested in 13,466,774,993 Consolidated Shares, representing approximately 93.4% of the then enlarged issued share capital of Skynet. Accordingly, in the absence of other changes in shareholding in Skynet since the date of this announcement, Skynet will then become a subsidiary of Paul Y.

It is the intention of Paul Y to maintain the listing status of Skynet on the Stock Exchange upon completion of the Restructuring Proposal. Skynet will continue its existing business of import and sale and installation of marble and granite products while diversifying into the construction business carried on by the Paul Y Construction Group.

In view of the shortfall in the public float of Skynet upon completion of the Restructuring Proposal, Paul Y and Skynet shall each undertake to the Stock Exchange to ensure that the public float of Skynet will not be less than 25%. It is currently intended that steps will be taken with a view to achieving the required public float, including effecting placing of new

The directors of Paul Y are of the opinion that the terms of the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note, the Paul Y Hidden Agreement and the Hidden Agreement are fair and reasonable. Paul Y will finance the subscription under the Underwriting Agreement and the Facility (where relevant) from the Paul Y Group's internal resources and/or bank borrowings.

INFORMATION ON ITC

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies. In addition to its interest in Paul Y, a non-wholly subsidiary, the ITC Group holds interests in associated companies including Hanny Holdings Limited, China Strategic Holdings Limited, Burcon NutraScience Corporation and Downer EDI Limited and other investments including M Channel Corporation Limited. Through the above associated companies, ITC has indirect interest in Wing On Travel (Holdings) Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y, the principal activities of the ITC Group comprise investment holding, provision of finance, and trading of building materials and machinery.

ITC is beneficially interested in approximately 55.1% of the issued share capital of Paul Y. Save for (i) the transactions contemplated under the Acquisition Agreement, the Underwriting Agreement and the Hidden Agreement; (ii) an approximately 29.4% owned associate of Paul Y, namely China Strategic Holdings Limited, is interested in approximately 2.6% of DFG which is interested in approximately 22.6% of Skynet; (iii) Mr. Cheung Hon Kit is a common director of both Skynet and ITC; and (iv) Paul Y holds 85 Shares through a wholly-owned subsidiary as at the date of this announcement, ITC and Skynet are independent from each other.

The directors of ITC are of the opinion that the terms of the Underwriting Agreement, the Acquisition Agreement, the Facility Convertible Note, the Paul Y Hidden Agreement and the Hidden Agreement are fair and reasonable.

GENERAL

The Acquisition Agreement and the Hidden Agreement were entered into on 29th March, 2004 and together constitute a major transaction (but not a very substantial acquisition, as the assets to be purchased by Skynet are all listed assets) for Skynet under the Listing Rules in force before 31st March, 2004. The Restructuring Proposal including the Capital Reorganisation, the Open Offer, the Acquisition Agreement, the Hidden Agreement and the Facility Convertible Note is subject to the approval of the Shareholders. Shareholders who are interested in or involved in the Acquisition Agreement, the Underwriting Agreement, the Hidden Agreement and the Facility Convertible Note, including Paul Y and its associates, will have to abstain from voting on the resolutions approving the Acquisition Agreement, the Open Offer, the Hidden Agreement, the Facility Convertible Note and the Whitewash Waiver. An independent board committee of Skynet will be established to consider the Acquisition Agreement, the Open Offer, the Underwriting Agreement, the Hidden Agreement, the Facility Convertible Note and the Whitewash Waiver. An independent financial adviser will be appointed to advise the independent board committee in this respect. A circular of Skynet containing details of the Restructuring Proposal, the letters of advice from the independent board committee and the independent financial adviser together with the notice of the SGM will be despatched to the Shareholders as soon as practicable.

For Paul Y, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement together constitute a discloseable transaction under the Listing Rules. Further information on the disposal of Paul Y Construction, the Underwriting Agreement, the provision of the Facility, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, including the audited financial results of Paul Y Construction, Skynet and Hidden for the past three financial years (where appropriate) and the financial effect of the Restructuring Proposal on the Paul Y Group will be included in a circular to be despatched to the shareholders of Paul Y as soon as practicable.

For ITC, the disposal of Paul Y Construction through Paul Y, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of

[illegible] the listing status of Skynet on the Stock Exchange upon completion of the Restructuring Proposal. Skynet will continue its existing business of import and sale and installation of marble and granite products while diversifying into the construction business carried on by the Paul Y Construction Group.

In view of the shortfall in the public float of Skynet upon completion of the Restructuring Proposal, Paul Y and Skynet shall each undertake to the Stock Exchange to ensure that the public float of Skynet will not be less than 25%. It is currently intended that steps will be taken with a view to achieving the required public float, including effecting placing of new Consolidated Shares by Skynet or placing of the then issued Consolidated Shares by Paul Y or a combination of both means. Arrangements relating to the possible placing by Skynet and/or Paul Y may be entered into at any time after the date of this announcement. Further announcement(s) will be made by Skynet and Paul Y if and when the placing arrangements are finalised.

The Stock Exchange has stated that if, upon completion of the Restructuring Proposal, less than 25% of the Consolidated Shares are held by the public or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading in the Consolidated Shares; or**
- **there are too few Consolidated Shares in public hands to maintain an orderly market;**

then it will consider exercising its discretion to suspend trading in the Consolidated Shares until a sufficient public float is attained. Pursuant to the Listing Rules in force as from 31st March, 2004, the Stock Exchange will normally require suspension of trading in an issuer's securities where the percentage of its public float falls below 15%. In this connection, it should be noted that upon completion of the Restructuring Proposal, there will be insufficient public float for the Consolidated Shares and therefore trading in the Consolidated Shares will continue to be suspended until sufficient level of public float is attained.

If Skynet remains a listed company, the Stock Exchange will closely monitor all future acquisitions or disposals of assets by Skynet. The Stock Exchange has indicated that it has the discretion to require Skynet to issue an announcement and a circular to the Shareholders irrespective of the size of the proposed transactions. The Stock Exchange also has the power, pursuant to the Listing Rules, to aggregate a series of transactions of Skynet and any such transactions may result in Skynet being treated as if it were a new listing applicant pursuant to the Listing Rules.

APPOINTMENT OF NEW DIRECTORS TO THE BOARD

All existing executive Directors will resign upon Completion. The Acquisition Agreement provides that with effect immediately after Completion, Paul Y will be entitled to nominate not less than half of the directors to the Board and it is the intention of Paul Y to appoint the new directors to the Board immediately after Completion. All appointment of new Directors to Skynet will be made in compliance with the Listing Rules and the Takeovers Code in effect from time to time.

INFORMATION ON PAUL Y

The principal activities of the Paul Y Group include building construction, civil engineering, specialty works, property investment, and manufacturing and trading of construction materials. In addition, the Paul Y Group investment in major associates includes Downer EDI Limited and China Strategic Holdings Limited. It is not a principal activity of the Paul Y Group to act as underwriter.

Save for (i) the transactions contemplated under the Acquisition Agreement, the Underwriting Agreement and the Hidden Agreement; (ii) an approximately 29.4% owned associate of Paul Y, namely China Strategic Holdings Limited, is interested in approximately 2.6% of DFG which is interested in approximately 22.6% of Skynet; (iii) Mr. Cheung Hon Kit, a common director of both Skynet and Paul Y, holds 400 shares in Paul Y but does not have any shareholding interest in Skynet; and (iv) Paul Y holds 85 Shares through a wholly-owned subsidiary as at the date of this announcement, Paul Y and Skynet are independent from each other.

Paul Y is of the opinion that the Group's existing business of trading and installation of marble and granite products is viable in view of the gradual recovery of the property market and is complementary to the Paul Y Group's construction business. Upon completion of the Acquisition Agreement, the Hidden Agreement and the Open Offer, Paul Y will become the holding company of Skynet, and Skynet will become a subsidiary of Paul Y. The acquisition of interest in Skynet is of synergistic value to Paul Y and represents a vertical extension of the business of the Paul Y Group enabling it to provide a fuller range of construction materials and services to its clients.

[illegible] acquisition of an interest in Skynet and the Paul Y Hidden Agreement, including the audited financial results of Paul Y Construction, Skynet and Hidden for the past three financial years (where appropriate) and the financial effect of the Restructuring Proposal on the Paul Y Group will be included in a circular to be despatched to the shareholders of Paul Y as soon as practicable.

For ITC, the disposal of Paul Y Construction through Paul Y, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet through Paul Y) and the Paul Y Hidden Agreement entered into by Paul Y together constitute a discloseable transaction under the Listing Rules. A circular of ITC giving details of, among others, the disposal of Paul Y Construction through Paul Y, the Underwriting Agreement, the provision of Facility. The Hidden Agreement (which together lead to an acquisition of an interest in Skynet through Paul Y) and the Paul Y Hidden Agreement will be despatched to the shareholders of ITC as soon as practicable.

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with the requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares. Trading in the Shares on the Stock Exchange will remain suspended pending (i) Skynet being able to demonstrate to the Stock Exchange that the Group has a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares; and (ii) restoration of the public float of Skynet to not less than 25%.

The Restructuring Proposal, which is subject to a number of conditions precedent, may or may not be completed. In particular, it is subject to, among others, the Whitewash Waiver being obtained. No mandatory general offer will be made by Paul Y or its Concert Parties of the securities of Skynet, unless Paul Y agrees to waive the condition of the Whitewash Waiver being obtained. Shareholders and potential investors of ITC, Paul Y and Skynet are reminded to exercise caution when dealing in the securities of these listed issuers.

The board of directors of Skynet comprises six directors, of which (i) three are executive directors, namely Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) Mr. Lo Chi Ho, William is a non-executive director; and (iii) Mr. Cheung Hon Kit and Mr. Ng Wai Hung are independent non-executive directors.

The board of directors of Paul Y comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hou, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; and (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The board of directors of ITC comprises nine directors, of which (i) seven are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To and Mr. Cheung Hon Kit; and (ii) two are independent non-executive directors, namely Mr. Dominic Lai and Mr. Winston Calptor Chuck.

DEFINITIONS

"Acceptance Date"	a day falling 14 days from the Posting Date (or such other date as the Underwriter may agree in writing with Skynet) as the date for acceptance of, and payment for, the Offer Shares
"Acquisition"	the acquisition of Paul Y Construction by Skynet contemplated under the Acquisition Agreement
"Acquisition Agreement"	the conditional sale and purchase agreement dated 29th March, 2004 between Skynet and Paul Y pursuant to which Skynet has conditionally agreed to acquire the Sale Shares and the Sale Loan from Paul Y for the issue of the Consideration Shares
"Affiliate(s)"	in respect of a company, means any subsidiaries or holding companies of such company or any subsidiaries of any of the holding companies of such company
"Application Forms"	the form of application of the Offer Shares
"Board"	the board of directors of Skynet
"Business Day"	a day on which banks are open for business in Hong Kong, other than a Saturday

"Capital and Share Premium Reduction"	the proposed cancellation of HK$0.018 of the paid-up capital on each issued Share and reduction of the nominal value of each issued Share from HK$0.02 to HK$0.002 and the cancellation of the entire amount standing to the credit of the share premium account of Skynet immediately before the Capital and Share Premium Reduction becoming effective
"Capital Reorganisation"	the proposed capital reorganisation of Skynet involving the Capital and Share Premium Reduction, the Subdivision, the Share Consolidation and the increase in authorised share capital
"Completion"	completion of the Acquisition Agreement
"Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"Consents"	licences, consents, approvals, authorisations, permissions, waivers, orders or exemptions
"Consideration Shares"	10,000,000,000 new Consolidated Shares to be allotted and issued by Skynet credited as fully paid at HK$0.04 per Consolidated Share to Paul Y (or as it may direct) to satisfy the consideration for the Sale Shares and the Sale Loan
"Consolidated Share(s)"	ordinary share(s) of HK$0.02 each in the share capital of Skynet upon the Capital Reorganisation becoming effective
"Conversion Shares"	the Consolidated Shares to be issued upon conversion of the Facility Convertible Note
"DFG"	Dong Fang Gas Holdings Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange
"Directors"	directors of Skynet
"Excluded Shareholders"	Overseas Shareholders whom the Directors consider their exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"Facility"	an unsecured loan facility of a principal amount of up to HK$100,000,000 to be made available by Paul Y to Skynet at Completion, the terms of which will include a conversion of the outstanding principal amount thereof into shares of Skynet
"Facility Convertible Note"	the convertible note to be issued by Skynet upon draw down of the Facility entitling the holder thereof to convert the principal amount thereof into Consolidated Shares
"Group"	Skynet and its subsidiaries
"Hidden"	Hidden Advantage Investments Limited, a company incorporated in the British Virgin Islands with limited liability and is beneficially wholly owned by Wellington which is not a connected person (as defined under the Listing Rules) of Skynet, Paul Y or JTC
	in Hidden and all shareholders' loan due by Hidden to Wellington at a total consideration of HK$30,000,000 of which HK$10,000,000 is to be paid in cash and HK$20,000,000 to be satisfied by the issue of 500,000,000 Consolidated Shares out of the Hidden Consideration Shares to Wellington
"Posting Date"	the day falling on the fifth Business Day from the Record Date (or such other date as the Underwriter may agree in writing with Skynet)
"Prospectus Documents"	the prospectus and the Application Forms to be issued by Skynet to the Qualifying Shareholders in relation to the Open Offer
"Qualifying Shareholders"	Shareholders other than the Excluded Shareholders
"Record Date"	the date by reference to which entitlement under the Open Offer will be determined
"Reduced Share(s)"	share(s) of HK$0.002 each in the share capital of Skynet arising from the Capital and Share Premium Reduction and the Subdivision but prior to the implementation of the Share Consolidation
"Restructuring Proposal"	the restructuring proposal of Skynet involving the Capital Reorganisation, the Open Offer, the Acquisition Agreement, the Hidden Agreement and the issue of the Facility Convertible Note
"Sale Loan"	the shareholder loans owing by Paul Y Construction to Paul Y as at the date of Completion, which amounted to approximately HK$177 million as at 31st December, 2003
"Sale Shares"	the entire issued share capital of Paul Y Construction
"Settlement Date"	the second Business Day following the Acceptance Date
"SFC"	Securities and Futures Commission
"SGM"	the special general meeting of Skynet to be held to consider and approve, among others, the Capital Reorganisation, the Open Offer, the Acquisition Agreement, the Hidden Agreement, and the Whitewash Waiver
"Shares"	existing shares of HK$0.02 each in the capital of Skynet
"Share Consolidation"	the proposed consolidation of every ten Reduced Shares into one Consolidated Share
"Shareholder(s)"	holder(s) of the Shares
"Skynet"	Skynet (International Group) Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Skynet HK"	Skynet Limited, an indirectly approximately 68.9% owned subsidiary of Skynet
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Group"	Skynet and its subsidiaries
"Hidden"	Hidden Advantage Investments Limited, a company incorporated in the British Virgin Islands with limited liability and is beneficially wholly owned by Wellington which is not a connected person (as defined under the Listing Rules) of Skynet, Paul Y or ITC
"Hidden Agreement"	the conditional sale and purchase agreement dated 29th March, 2004 between Skynet and Paul Y pursuant to which Skynet has agreed to acquire the Hidden Interest from Paul Y for the issue of the Hidden Consideration Shares
"Hidden Consideration Shares"	2,840,000,000 new Consolidated Shares to be allotted and issued by Skynet credited as fully paid at HK$0.04 per Consolidated Share to Paul Y (or as it may direct) to satisfy the consideration for the Hidden Interest
"Hidden Group"	Hidden and its subsidiary
"Hidden Interest"	the entire issued share capital of Hidden together with the outstanding shareholder's loan
"Independent Shareholders"	Shareholders other than those who are interested in or involved in the Acquisition Agreement, the Underwriting Agreement, the Hidden Agreement and the Facility Convertible Note, including Paul Y and its associates
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability whose securities are listed on the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lombard"	Lombard Asian Private Investment Company LDC., a limited duration company incorporated in the Cayman Islands and is a private equity investment fund managed by Lombard/APIC Management LDC with a principal objective of making direct, long term investments in established Asian companies
"Offer Share(s)"	1,126,774,985 new Consolidated Share(s) to be issued under the Open Offer
"Open Offer"	the proposed offer by way of open offer of the Offer Shares to Qualifying Shareholders on the terms set out herein and in the Prospectus Documents
"Overseas Shareholders"	Shareholders who, at the close of business on the Record Date, do not have addresses in Hong Kong on the register of members of Skynet
"Paul Y" or "Underwriter"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Paul Y Construction"	Paul Y. - ITC Construction Holdings (B.V.I.) Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Paul Y
"Paul Y Construction Group"	Paul Y Construction and its subsidiaries, excluding Paul Y. - ITC Management Limited and Paul Y. - ITC Investments Group Limited and their respective subsidiaries (except for Paul Y. Management Limited) which will be transferred to Paul Y pursuant to the restructuring to be implemented prior to Completion
"Paul Y Group"	Paul Y and its subsidiaries
"Paul Y Hidden Agreement"	the conditional sale and purchase agreement dated 27th March, 2004 entered into between Growing Success Limited, a wholly owned subsidiary of Paul Y, and Wellington, pursuant to which Growing Success Limited agreed to acquire the entire interest in Hidden with limited liability whose shares are listed on the Stock Exchange
"Skynet HK"	Skynet Limited, an indirectly approximately 68.9% owned subsidiary of Skynet
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivision"	the subdivision of each authorised but unissued Share into ten Reduced Shares
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 29th March, 2004 between the Underwriter and Skynet in relation to the underwriting of the Underwritten Shares
"Underwritten Shares"	1,126,774,985 Offer Shares, being all the Offer Shares to be issued under the Open Offer (on the basis of the issued share capital of Skynet of 4,507,099,957 Shares as at the date of the Underwriting Agreement and adjusted for the effect of the Share Consolidation)
"Wellington"	Wellington Equities Inc., a company incorporated in the Republic of Panama and is beneficially wholly owned by Mr. Lo Lin Shing, Simon, who is not a connected person (as defined under the Listing Rules) of Skynet; none of Paul Y, ITC nor Dr. Chan Kwok Keung, Charles is a connected person (as defined under the Listing Rules) of Wellington
"Whitewash Waiver"	a waiver of the obligation of Paul Y and its Concert Parties to make a mandatory offer for all the issued securities of Skynet under Rule 26 of the Takeovers Code as a result of the issue of the Underwritten Shares, the Consideration Shares and/or the Hidden Consideration Shares to Paul Y (or as it may direct) pursuant to the Restructuring Proposal

By Order of the board of	By Order of the board of	By Order of the board of
Skynet (International Group) Holdings Limited	**Paul Y. - ITC Construction Holdings Limited**	**ITC Corporation Limited**
Tu Chi	**Tom Ko Yuen Lau**	**Tom Ko Yuen Lau**
Executive Director	*Deputy Chairman*	*Deputy Chairman*

Hong Kong, 4th June, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those related to the Group and ITC Group excluding Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those related to the Group and ITC Group excluding Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those related to the Group and ITC Group excluding Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those related to the Group and ITC Group excluding Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those related to the Group and Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those related to the Group and Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those related to the Group and Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those related to the Group and Paul Y Group) in this announcement misleading.

* *for identification only*

+852 2372 0641

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公布全部
本公布並不構成要約購買或游說或出售或認購任何證券，或有關建議上述任何事情之邀請，亦無意作出任何購入、出售或發



SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網（國際集團）有限公司*

（於百慕達註冊成立之有限公司）
（股票代號：577）

(1) 股本重組；
(2) 公開發售；
(3) 重大交易；及
(4) 發行備用貸款可換股票據



ITC CORPORATION
德祥企業集團有

（於百慕達註冊成立之有
（股票代號：372）

須予披露交易

天網、保華及德祥董事會宣佈天網之重組建議，當中將涉及下列事項：

股本重組

股本重組將涉及(i)註銷每股已發行股份之繳足股本0.018港元及將每股已發行股份之面值由0.02港元削減至0.002港
值0.002港元之減值股份；(iv)將每10股每股面值0.002港元之減值股份合併為一股每股面值0.02港元之合併股份；及

公開發售

為使股東可參與本集團之重組，天網將進行公開發售，據此，合資格股東可根據保證基準按於記錄日期每持有
銷協議包銷全部發售股份。

收購協議

天網已有條件同意向保華收購Paul Y Construction之全部已發行股本及其股東貸款，總代價為400,000,000港元，將
根據收購協議，保華及天網將於完成時訂立一項協議，由保華向天網提供備用貸款以應付Paul Y Construction來
併股份0.04港元之初步轉換價轉換為新合併股份。

Hidden協議

二零零四年三月二十七日，Hidden之全資附屬公司同意向Lombard收購優先股產生之所有權利（包括Lombard爭索）
代價向Wellington收購Hidden權益，其中10,000,000港元將以現金支付，其餘20,000,000港元將透過發行Hidden代價股
Hidden爭先協議項下之未償還債務，天網同意以115,600,000港元向保華收購Hidden權益，將透過向保華（或其指定
收購協議與Hidden協議合共構成天網之主要交易。出售Paul Y Construction、包銷協議、提供備用貸款、Hidden協
言之須予披露交易。

於收購協議、包銷協議、Hidden協議及備用貸款可換股票據中有利益或有份參與其事之股東（包括保華及其聯繫
之決議案放棄投票。

載有重組建議詳情、獨立董事委員會與獨立財務顧問之意見書以及股東特別大會通告之天網通函將於可行範圍
包括）出售Paul Y Construction、包銷協議、提供備用貸款、Hidden協議（合共導致收購天網之權益）及保華Hidden
天網、保華及德祥之股東及有意投資者務須注意，包銷協議、收購協議及Hidden協議乃互為條件及須待若干條
議中每一項協議之先決條件。倘若洗豁免因任何理由未能取得或被豁免，包銷協議、收購協議及Hidden協議將
利進行及完成。

解除Lombard提出之要求

經訂立有條件協議及根據其條款以由Hidden之全資附屬公司向Lombard收購Lombard來自優先股之全部權利，Lom

暫停買賣

由於天網未能符合上市規則規定上市發行人須有足夠業務營運作，或顯示擁有足夠價值之有形資產及／或足夠
上午九時三十分起暫停在聯交所買賣。股份將繼續在聯交所暫停買賣，以待(i)天網能夠向聯交所證明本集團具
續上市；及(ii)天網之公眾持股量回復至不少於25%之水平。

股本重組

董事會建議進行股本重組，將涉及削減股本及股份溢價賬、拆細、股份合併及增加天網之法定股本：

削減股本及股份溢價賬以及拆細

削減股本及股份溢價賬將涉及(i)註銷每股已發行股份之繳足股本0.018港元及將每股已發行股份之面值由0.02港元削減至0.002港元；及(ii)緊

公開發售

發行統計

已發行股份數目	—	4,507,099,95
股本重組完成後之合併股份數目	—	450,709,995
公開發售基準	—	於記錄日期

…不會就本公布全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。
…任何購入、出售或認購任何證券之要約。


PAUL Y.
ITC

ITED

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）
（股票代號：498）

(1) 須予披露交易；及
(2) 申請清洗豁免


ITC

’ORATION LIMITED
業集團有限公司*

…達註冊成立之有限公司）
（股票代號：372）

須予披露交易

…元削減至0.002港元；(ii)註銷天網股份溢價賬中全部進賬額；(iii)將每股法定惟尚未發行之股份拆細為10股每股面…之合併股份；及(v)透過增設13,000,000,000股合併股份將天網之法定股本由140,000,000港元增加至400,000,000港元。

…記錄日期每持有兩股合併股份之基準以每股發售股份0.04港元之價格發發售五股發售股份。保華已與天網訂立包…

…000,000港元，將以每股合併股份0.04港元價格發行代價股份之方式支付。
Y Construction集團之一般營運資金所需，備用貸款於提取時，將以備用貸款可換股票據形式提取，並可按每股合…

…括Lombard申索）。同日，保華Hidden協議予以訂立，據此，保華之全資附屬公司有條件同意以30,000,000港元之總…發行Hidden代價股份中之500,000,000股合併股份支付，為解除本集團在Lombard申索方面之債務以及解除本集團在…向保華（或其指定之人士）按每股合併股份0.04港元之價格發行Hidden代價股份之方式支付。
…貸款、Hidden協議（合計導致收購天網之權益）及保華Hidden協議合共構成保華及德祥（透過其於保華之權益）各…

…括保華及其聯繫人士）將需就有關批准收購協議、公開發售、Hidden協議、發行備用貸款可換股票據及清洗豁免…

…函將於可行範圍內盡快寄交股東。保華及德祥均會於可行範圍內盡快向本身之股東寄發通函，當中將收錄(其中…）及保華Hidden協議之詳情。
…件及須待若干條件達成後（包括股本重組成為無條件）方可實行。取得清洗豁免乃包銷協議、收購協議及Hidden協…及Hidden協議將不能成為無條件，而重組建議將不會進行。因此務須注意，刊發本公佈還不意味重組建議必會順…

…全部權利，Lombard向天網提出之清盤呈請已由法院於二零零四年三月二十九日解除。

…資產及／或足夠潛在價值之無形資產以保證股份得以繼續上市，故股份應天網之要求已由二零零三年十月十六日…所證明本集團具備足夠之營運水平或具備足夠價值之有形資產及／或足夠潛在價值之無形資產以確保股份得以繼…

— 4,507,099,957股股份

— 450,709,995.7股合併股份

— 於記錄日期合資格股東每持有兩股合併

終止包銷協議

包銷商可於接納日期後第二個營業日下午四時正或之前隨時在發生若干事件之情況下終止其於包銷協議下之責任，倘包銷商合理地認為：

(a) 公開發售之順利進行會受下列事件影響：

(i) 頒布任何新法例或規例或更改現行法例或規例（或其司法詮釋）或發生任何其他性質之事宜，而且包銷商在合理情況下認為…

股份合併及增加天網之法定股本：

+852 2372 0641

削減股本及股份溢價賬以及拆細

[illegible]

於本公佈日期，天網之法定股本為140,000,000港元，分為7,000,000,000股每股面值0.02港元之股份，當中4,507,099,957股為已發行及繳足股款或入賬列作繳足股款之股份。假設由本公佈刊發後至股本重組生效日期止再無股份將予發行，天網賬冊將因註銷每股已發行股份之繳足股本0.018港元而產生約81,127,799港元之進賬。按天網截至二零零三年三月三十一日止年度之經審核財務報表計算，註銷天網股份溢價賬全部進賬額將產生約488,643,000港元之進賬。削減股本及股份溢價賬將產生約569,770,799港元之進賬總額，並會轉撥入天網之繳入盈餘賬。於二零零三年三月三十一日，天網之經審核繳入盈餘約為180,801,000港元，於削減股本及股份溢價賬完成時，該繳入盈餘將會增加至約750,571,799港元。該繳入盈餘屆時將用作對銷天網於二零零三年三月三十一日之約854,643,000港元之累計虧損，使其減至約104,071,201港元。

股份合併

緊隨削減股本及股份溢價賬以及拆細後，股份合併將予進行，每10股每股面值0.002港元之減值股份將合併為一股每股面值0.02港元之合併股份。零碎合併股份將不向個別股東發行，而會在有盈利（扣除費用後計）情況下彙集出售，得款歸天網所有。

增加法定股本

天網現時之法定股本為140,000,000港元，分為7,000,000,000股股份。董事會建議透過增設13,000,000,000股合併股份將天網之法定股本由140,000,000港元增加至400,000,000港元。

於股本重組完成時，天網之法定股本將為400,000,000港元，分為20,000,000,000股合併股份。

股本重組之影響

按天網現時之法定股本140,000,000港元分為7,000,000,000股股份及已發行股本為90,141,999.14港元，相等於4,507,099,957股股份計算，於股本重組生效時，天網之法定股本將增加至400,000,000港元分為20,000,000,000股合併股份及已發行股本將為9,014,199.914港元，相等於450,709,995.7股合併股份。

合併股份將在各方面與其他合併股份享有同等地位。除股本重組招致之費用外，進行股本重組不會改變天網之相關資產、業務營運、管理或財政狀況或股東之權益或權利，惟零碎合併股份將不向個別股東發行，而會在有盈利（扣除費用後計）情況下彙集出售，得款歸天網所有。股本重組本身不會對本集團財政狀況造成任何重大不利影響。

除根據收購協議配發及發行之代價股份、公開發售項下之發售股份、Hidden協議項下之Hidden代價股份及可能配售其他新合併股份以回復天網之公眾持股量（詳見下文）外，天網現時無意發行任何其他合併股份。

股本重組之條件

股本重組附有下列條件：

(i) 股東在天網股東大會上通過必要決議案批准股本重組；

(ii) 遵守百慕達法律有關執行股本重組之相關法定程序及規定；

(iii) 聯交所上市委員會批准因股本重組產生之合併股份上市及買賣。

天網將向聯交所申請批准因股本重組產生之合併股份上市及買賣，並會作出一切必要安排以使到合併股份獲納入香港中央結算有限公司設立及營運之中央結算及交收系統。

更改每手買賣單位

董事會建議於股本重組生效時將每手買賣單位由5,000股股份改為20,000股合併股份。根據股份之最後收市價0.01港元計算，新每手買賣單位之價值將為2,000港元。

進行股本重組之理由

根據天網截至二零零三年三月三十一日止年度之經審核財務報表，天網於二零零三年三月三十一日之累計虧損約為854,600,000港元。董事會相信天網不可能在不遠將來產生足夠溢利以抵銷此累計虧損，而期望天網在該累計虧損持續情況下派發股息乃不切實際。削減股本及股份溢價賬可顯著減少該累計虧損。由於天網之實繳股本不獲以資產支持，董事會認為進行削減股本及股份溢價賬乃適當做法。天網法定股本增加有助根據重組建議發行新合併股份。

股份合併及增加每手買賣單位股數可降低買賣股份時之交易成本（包括按發行股票數量計算之收費），使到每手買賣單位之價值更具成本效益。

有關實施股本重組以及有關買賣安排（包括對盤服務及換領股票之安排）之預期時間表將在適當時候公佈並收錄在天網將於稍後寄發予股東之通函。

已發行股份數目	—	4,507,099,957股股
股本重組完成後之合併股份數目	—	450,709,995.7股合
公開發售基準	—	於記錄日期合資格股份獲發五股
發售股份數目	—	1,126,774,985股發
股本重組及公開發售完成後之經擴大已發行股本	—	31,549,699,614港元股合併股份

於本公佈日期，天網並無任何購股權或其他可

合資格股東

天網僅會向合資格股東寄發招股文件。

為享有公開發售資格，股東於記錄日期營業時

(i) 登記成為天網股東；及

(ii) 在天網股東名冊上登記之地址為香港地址，港以外地區，則僅限於董事會已取得法律意關股東提呈發售股份將不會違反任何根據有制或當地有關監管機關或證券交易所之任何

認購價

每股發售股份0.04港元，須於合資格股東接納發繳足。

暫定配額

公開發售項下按保證基準之暫定配額不可轉讓亦暫定配額尋求上市。

發售股份之地位

一經繳足股款，發售股份將在各方面與當時已發等地位。繳足股款之發售股份之持有人將有權收股份發行及配發日期或之後宣派、作出或派付之所

股票

於公開發售條件達成後，預期所有繳足股款發售有權收取之人士，風險由彼等自行承擔。

海外股東之權利

倘於記錄日期營業時間結束時，股東在天網股東外之地址，該股東可能不符合參與公開發售之資據香港及／或百慕達以外司法權區之適用證券法案，董事會正諮詢向海外股東發行發售股份會否居地之適用證券法規。如於有關諮詢後，董事會不會向海外股東按保證基準分配發售股份暫定配份。因此，公開發售將不會擴展至除外股東。天之公開發售招股章程乃僅供彼等參考，不會向除外有關發售股份乃根據包銷協議予以包銷。

申請上市

天網將向聯交所上市委員會申請批准發售股份

買賣發售股份須繳納香港印花稅。

包銷協議

日期：	二零零四年三月
包銷商：	保華，其主要業資料」一節。 保華（透過其全有限公司）持有8本公佈日期天0.0001%。陳國強董事兼主要股東等之權益而被視擁有權益。除上德祥之關連人士有任何股份權益
包銷股份數目：	公開發售獲1,126,774,985股發
佣金：	包銷商包銷發售價之2%，將為9 2%之佣金符合市及德祥各自之義

認購承諾

截至本公佈日期，概無任何人士承諾不會認購或開發售項下之權益。

包銷

包銷商同意，待包銷協議所載之條件達成後，包

— 450,709,995.7股合併股份

— 於記錄日期合資格股東每持有兩股合併股份獲發五股發售股份

— 1,126,774,985股發售股份

— 31,549,699,614港元，包含1,577,484,980.7股合併股份

任何購股權或其他可換股證券尚未行使。

發招股文件。

東於記錄日期營業時間結束時必須：

及

已之地址為香港地址，或如股東之地址於香於董事會已取得法律意見根據公開發售向有將不會違反任何根據有關地區法律之法律限制或證券交易所之任何規定之情況。

於合資格股東接納發售股份之暫定配額時

之暫定配額不可轉讓亦不得撤銷，概不會就

各方面與當時已發行之合併股份享有同股份之持有人將有權收取於繳足股款之發售宣派、作出或派付之所有股息及其他分派。

有繳足股款發售股份之股票將郵寄予彼等自行承擔。

時，股東在天網股東名冊之地址為香港以合參與公開發售之資格。招股文件不會根法律區之適用證券法規辦理登記及／或備東發行發售股份會否違反該等海外股東就有關諮詢後，董事會認為必須或適宜，則分配發售股份暫定配額或配發任何發售股展至除外股東。天網將向除外股東寄發等參考，不會向除外股東寄發申請表格。議予以包銷。

會申請批准發售股份上市及買賣。

印花稅。

二零零四年三月二十九日

保華，其主要業務載於「有關保華之資料」一節。

保華（透過其全資附屬公司志恒投資有限公司）持有85股股份權益，佔截至本公佈日期天網已發行股本少於0.0001%。陳國強博士（保華及德祥之董事兼主要股東）因其持有德祥及保華之權益而被視為於上述85股股份中擁有權益。除上述者外，概無保華或德祥之關連人士（定義見上市規則）持有任何股份權益。

公開發售獲全數包銷。所有1,126,774,985股發售股份獲全數包銷。

包銷商包銷發售股份實際數目總認購價之2%，將為901,420港元

2%之佣金符合市場慣例。天網、保華及德祥各自之董事認為佣金合理。

人士承諾不會認購或表示不會認購其於公

所載之條件達成後，包銷所有包銷股份。

(a) 公開發售之順利進行會受下列事件影響：

(i) 頒布任何新法例或規例或更改現行法例或規例（或其司法詮釋）或發生任何其他性質之事宜，而且包銷商在合理情況下認為將會對本集團之整體業務或財政或貿易狀況或前景造成重大不利影響或於公開發售而言造成重大不利影響；或

(ii) 發生任何地區、國家或國際事件或變動（不論是否構成於該日期前及／或之後發生或持續之連串事件或變動之一部分），而性質乃屬政治、軍事、財政、經濟或其他性質（不論是否與上述者屬同類性質）；或性質乃屬任何地區、國家、國際爆發敵對或武裝衝突或敵對升級，或影響當地證券市場，且包銷商在合理情況下認為將會嚴重及不利影響本集團之整體業務或財政或貿易狀況或前景或嚴重及不利影響公開發售之順利進行或致使不宜或不應進行公開發售；或

(iii) 本集團之整體財政狀況發生重大不利變動；或

(iv) 發生任何天災、戰爭、暴動、擾亂公共秩序、內亂、火災、水災、爆炸、流行疫症或流行疫疾威脅、恐怖份子襲擊、罷工或封鎖；或

(b) 市場狀況出現重大不利變動（包括但不限於財政或貨幣政策或外匯或貨幣市場之改變、證券之買賣被暫停或嚴重受限制），使包銷商合理地認為公開發售之順利進行會受到重大及不利影響，或認為進行公開發售乃屬不宜或不智；或

(c) 除已根據收購協議向包銷商披露者之外，股東特別大會通函或招股章程所載有該日期前天網未公開宣佈或發表之資料（不論就本集團業務前景或狀況或就遵守任何法例或上市規則或任何適用法規而言），而包銷商合理地認為對本集團整體而言屬重大及可能影響公開發售之順利進行者。

發出終止通知後，包銷商於包銷協議下之所有責任將告終止及終結，訂約方不得就包銷協議引致之任何事件或事項向另一方提出任何申索。

包銷協議之條件

包銷協議須待下列條件達致／獲豁免後方可實行：

(i) 獨立股東在股東特別大會批准公開發售之決議案；

(ii) 清洗豁免獲獨立股東在股東特別大會上以投票表決方式作出批准；

(iii) 清洗豁免獲執行理事授出；

(iv) 招股文件各兩份獲代表全體董事之董事或其代表在寄發日期或之前簽署；

(v) 已簽署招股文件各一份在寄發日期或之前寄發予包銷商；

(vi) 如公司條例規定，經董事確認之招股文件各一份在寄發日期或之前已遵照公司條例第342C(1)條及公司法、公司條例及上市規則之規定分別送呈聯交所及香港公司註冊處登記；

(vii) 招股文件已於寄發日期寄發予合資格股東；

(viii) 天網已履行包銷協議下之全部責任；

(ix) 聯交所上市委員會(a)在寄發日期前已無條件或按天網及包銷商可接受之條件及該等條件（如有）已達致之情況下同意批准發售股份上市及買賣；及(b)該上市及買賣批准在結算日期下午四時或之前未被撤回或撤除；

(x) 股本重組成為無條件；

(xi) Hidden協議及收購協議均已在各方面成為無條件（規定上述任何一份或全部協議須成為無條件及／或包銷商於尚未終止包銷協議下之責任之條件除外）；

(xii) 符合香港及百慕達適用法例及法規之規定；

(xiii) 包銷商於有關公開發售之包銷協議下之責任並未根據其條款而被終止。

保華可豁免第(ii)、(iii)、(viii)及(xi)項條件，保華已同意不豁免第(ii)及(iii)項條件，除非其已展示倘其豁免第(ii)及(iii)項條件，財務顧問信納其有足夠財務資源履行其於收購守則第26條下全面收購之責任。倘在包銷協議指定時間及日期或之前（或天網及包銷商可能互相同意之其他日期）上述條件未能達成或上述第(ii)、(iii)、(viii)及(xi)項條件未能達成及／或獲包銷商全部或部份豁免，或倘包銷協議如上文所述終止，則訂約方之所有責任及債務將告終止及終結，而重組建議（包括公開發售）將不會進行。

預期時間表

公開發售之預期時間表（包括暫停辦理股份過戶登記手續之期間、記錄日期、寄發日期及接納日期）將由天網在適當時候公佈及載於天網將寄予股東之通函中。

所得款項用途

公開發售所得款項淨額約為44,000,000港元，其中約20,000,000港元擬用作協助本集團重振其花崗石及雲石產品貿易及鋪砌業務及約24,000,000港元作為本集團一般營運資金以發展現有業務。

天網於包銷協議日期前12個月期間並無進行任何股本集資措施。

收購協議

日期

二零零四年三月二十九日

訂約方

保華（作為銷售股份及銷售貸款之賣方）

天網（作為銷售股份及銷售貸款之買方）

買賣之主體

銷售股份即Paul Y Construction之全部已發行股本，而銷售貸款則為Paul Y Construction於完成日期欠負保華之股東貸款。於二零零三年十二月三十一日之銷售貸款約為177,000,000港元，其為不計利息、且無指定還款期及可隨時要求還款。

完成前，Paul Y Construction集團將進行內部集團重組，以使Paul Y Construction之兩間現有直接附屬公司（即保華德祥管理有限公司及Paul Y. - ITC Investments Group Limited）以及彼等各自並非以建造業務為主要業務之附屬公司（不包括保華管理有限公司（前稱保華德祥服務有限公司））將轉移予保華。

保華已向天網保證，於完成日期，(i)Paul Y Construction集團之未經審核合併資產淨值；及(ii)銷售貸款之總和將不少於250,000,000港元，而合併無形資產將不會多過15,000,000港元；且銷售股份及銷售貸款將不附帶任何按揭、留置權、押記、質押、優先權或其他抵押品。倘若Paul Y Construction集團之合併資產淨值與銷售貸款之總和未達天網委任之核數師於Paul Y Construction集團之完成賬目之交付日期（須於完成日期起計兩個月內交付完成賬目）起計三個月內，所進行之審核工作所顯示之保證金額，則天網有權要求保華按實際金額差額以現金支付短欠金額。Paul Y Construction之無形資產主要代表收購附屬公司產生之商譽。收購協議並無就合併無形資產超出15,000,000港元之情況訂明處理機制。如有違反保證，天網有權就合併無形資產超出協定金額而蒙受之損失追討損害賠償。由於在計算資產淨值時合併無形資產之價值將包括在內，故倘若合併無形資產不足15,000,000港元，合併有形資產須予增加以符合保證。

代價

買賣銷售股份及銷售貸款之代價為400,000,000港元，將由天網以每股合併股份（入賬列作繳足股款）0.04港元之發行價向保華（或按其指示）發行及配發代價股份之方式支付。代價股份相當於天網於重組建議完成（但未轉換備用貸款可換股票據前）時天網已發行股本約69.4%。各代價股份之權益均等，而代價股份將與完成時之全部已發行合併股份享有同等權益（有關發售股份之權利除外）。代價由訂約方按公平原則經商議釐定，並參考(i)Paul Y Construction之合併資產淨值；及(ii)銷售貸款兩者於完成時之總和之保證價值250,000,000港元（根據收購協議由保華作出擔保），另加150,000,000港元溢價以反映Paul Y Construction集團之市場地位、技術專門知識及往績，包括Paul Y Construction集團若干成員公司持有之多項建築牌照、其於土木工程及樓宇工程之豐富經驗及往績、其於本地建築業在領域市場之客戶群之間的聲譽、其管理隊伍具備豐富之工業、商業及住宅樓宇之建築經驗以及其與客戶、分判商及供應商之間的融洽關係。保華認為市場在釐定轉讓建築公司之代價時一般會參考建築公司之相關資產值連同反映其未入賬商業、市場地位、有價值之牌照、技術專業知識及往績之溢價。

條件

完成須待下列條件達成／豁免後方可作實：

(i) 股東在股東特別大會批准股本重組之決議案及股本重組成為無條件；

(ii) 獨立股東在股東特別大會上批准：(a)收購銷售股份及銷售貸款；(b)向保華發行及配發代價股份；(c)訂立協議以自保華提供備用貸款及發行備用貸款可換股票據；(d)於備用貸款可換股票據隨附之換股權行使時發行轉換股份；及(e)收購協議下擬進行之所有其他交易；

(iii) 獨立股東通過普通決議案批准清洗豁免，以及執行理事授出清洗豁免及該豁免並未被撤回或修訂；

(iv) 聯交所上市委員會批准根據重組建議發行之合併股份上市及買賣；

(v) 重組建議下擬進行之交易符合聯交所之任何其他規定；

(vi) （如需要）百慕達金融管理局批准增加法定股本以及發行及配發根據重組建議將予發行之合併股份；

(vii) 於完成後就於收購協議日期擬進行之現時及日後交易（該等交易將構成天網、保華及德祥（視情況而定）之持續關連交易）符合上市規則之公佈及股東批准規定以及聯交所之其他規定，以及就有關該等交易之豁免（如上市規定規定需要取得）而言，聯交所按天網、保華及德祥（視情況而定）可能合理接納之條款就該等關連交易授出該等豁免（如上市規則規定）；

(viii) 就轉讓銷售股份自任何有關人士取得所需或適宜之一切同意書，而此等同意書在完成時將仍具備十足效力；

轉換價

初步轉換價每股轉換股份0.04港元（可根據備用
予以調整）乃按公平原則經商議釐定。初步轉換
元，與每股發售股份之認購價及每股代價股份
份之發行價相同。

投票權

備用貸款可換股票據持有人將無權僅以備用貸
身份收取天網股東大會通告，出席大會及在

可轉讓性

倘有關指讓及／或轉讓乃向關連人士（定義見
貸款可換股票據之任何指讓及／或轉讓，須
司股份於相關時候可能上市之任何其他證券交
要）批准、規定或任何其他條文，或彼等之規
例及法規；及(ii)獨立股東於天網股東大會作
規定）。如備用貸款可換股票據將轉讓予本公
義見上市規則），本公司將知會聯交所。

備用貸款可換股票據將不獲申請上市。將予申
股票據項下轉換權須予發行之轉換股份之上

HIDDEN協議

日期

二零零四年三月二十九日

訂約方

保華（作為Hidden權益之賣方）

天網（作為Hidden權益之買方）

買賣之主體

Hidden權益即Hidden之全部已發行股本及Hidde
欠Growing Success Limited（保華之全資附屬公司
協議日期，Hidden欠Wellington（其現有股東）之
港元，此貸款將由Wellington於保華Hidden協議
予Growing Success Limited，並於其後由Growing
協議完成時轉讓予天網。

代價

113,600,000港元，將由天網以每股合併股份0.0
示）發行及配發Hidden代價股份之方式支付。H
組建議完成（但未轉換備用貸款可換股票據）時
[illegible]
Hidden先前協議（詳見下文）下對Hidden欠負之

每股Hidden代價股份0.04港元之發行價，乃與
股份之發行價相同。

各Hidden代價股份之權益均等，並與全部已發
益（有關發售股份之權利除外）。

條件

Hidden協議之完成須待下列條件達成／豁免

(i) 股東在股東特別大會通過決議案批准股本
組成為無條件；

(ii) 獨立股東在股東特別大會上批准(a)天網收
華（或按其指示）發行及配發Hidden代價股
擬進行之所有其他交易；

(iii) 獨立股東通過普通決議案批准清洗豁免，
免及該豁免並未被撤回或修訂；

(iv) 聯交所上市委員會批准根據重組建議發行

(v) 於完成後就於Hidden協議日期擬進行之現
將構成天網、保華及德祥（視情況而定）
市規則之公佈及股東批准規定以及聯交所
關該等交易之豁免（如上市規定規定需要
網、保華及德祥（視情況而定）可能合理接
易授出該等豁免（如上市規則規定）；

(vi) 重組建議下擬進行之交易符合聯交所之

(vii) （如需要）百慕達金融管理局批准增加天網
發根據重組建議將予發行之合併股份；

(viii) 保華已自百慕達律師行取得其接納之法律
百慕達法例及規定中有關重組建議之事項
書之形式及內容須為保華所合理接納；

(ix) 本集團之法定及財務盡職審查之完成獲

(x) Hidden及其附屬公司之法定及財務盡職審
納；

.04港元（可根據備用貸款可換股票據之條款
商釐定。初步轉換價為每股轉換股份0.04港
認購價及每股代價股份以及每股Hidden代價股

人將無權僅以備用貸款可換股票據持有人之
告、出席大會及在會上投票。

何關連人士（定義見上市規則）作出，則備用
讓及／或轉讓，須受制於(i)聯交所（及本公
市之任何其他證券交易所）之條件，（如需
條文，或彼等之規則及規例及所有適用法
於天網股東大會作出批准（如上市規則有此
票據將轉讓予本公司任何其他關連人士（定
將知會聯交所。

證申請上市。將予申請因行使備用貸款可換
行之轉換股份之上市及買賣。

（方）
（方）

已發行股本及Hidden於Hidden協議完成日期
保華之全資附屬公司）之股東貸款。於Hidden
gton（其現有股東）之股東貸款約為72,800,000
on於保華Hidden協議（詳見下文）完成時轉讓
並於其後由Growing Success Limited於Hidden

以每股合併股份0.04港元向保華（或按其指
股份之方式支付。Hidden代價股份相當於該
貸款可換股票據）時天網已發行股本約19.7%
參考Lombard申索（定義見下文）及本集團於
.）下對Hidden欠負之未償還債務後釐定。
元之發行價，乃與發售股份之認購價及代價

等，並與全部已發行合併股份享有同等權
除外）。

列條件達成／豁免後方可作實：
通過決議案批准股本重組之決議案及股本宣

大會上批准(a)天網收購Hidden權益；(b)向保
及配發Hidden代價股份；及(c) Hidden協議下
易；
議案批准清洗豁免，以及執行理事授出該豁
回或修訂；
准根據重組建議發行之代價股份上市及買賣；
議日期擬進行之現存及日後交易（該等交易
德祥（視情況而定）之持續關連交易）符合上
批准規定以及聯交所之其他規定，以及就有
上市規定規定需要取得）而言，聯交所按天
況而定）可能合理接納之條款就該等關連交
上市規則規定）；
交易符合聯交所之任何其他規定；
管理局批准增加天網之法定股本及發行及配
發行之合併股份；
行取得其接納之法律意見書，其內容須包括
有關重組建議之事項及事宜，有關法律意見
保華所合理接納；
盡職審查之完成獲保華合理接納；
之法定及財務盡職審查之完成獲天網合理信

有關Hidden協議完成日期為另...

違有條件協議之同一日），保華之全資附屬公司Growing Success Limited與Wellington訂立有條件買賣協議以收購Hidden權益，總代價為30,000,000港元，當中10,000,000港元將以現金支付，其餘20,000,000港元將透過自Hidden代價股份中發行500,000,000股合併股份予Wellington之方式支付。於保華Hidden協議之日期，Hidden欠Wellington之股東貸款約為72,800,000港元，有關貸款將於保華Hidden協議完成後由Wellington轉讓予Growing Success Limited，預計將於其所有先決條件達成後第五個營業日進行。

保華Hidden協議須待(i)重組建議（或其任何（倘完成）能使保華成為天網之控股股東之部分）成為無條件，惟任何其所附之先決條件而要求保華Hidden協議成為無條件者除外，及(ii) Hidden之全資附屬公司Bright Villa Limited向Lombard收購優先股後，方告完成。

有關Lombard、Hidden及Wellington之資料

Lombard為於開曼群島註冊成立之有限期公司，並為由Lombard/APIC Management LDC管理之私人股票投資基金，其主要目的為於已成立之亞洲公司作直接及長期投資。

Hidden，一家於英屬處女群島註冊成立之有限公司，由Wellington實益全資擁有。Hidden為投資控股公司，除持有1,091,545股Skynet HK普通股及向Lombard收購之優先股外並無任何重大資產。於二零零三年三月三十一日，Skynet HK之經審核綜合負債淨額約為63,300,000港元。Skynet HK原成立作投資控股公司，以持有若干互聯網相關入門網站之投資，惟有關網站之規模已經大大縮減及/或暫停運作。因此，Skynet HK證券所附有之價值僅在於天網先前作出之承諾，詳情如下：

(i) 天網已就Skynet HK贖回Lombard擁有為數93,600,000港元之優先股而作出保證；及

(ii) 天網已就Hidden於Skynet HK投資回報將不少於16,000,000美元（相等於約124,800,000港元）向Hidden作出若干承諾。

[illegible]

[illegible]

新合併股份之發行價比較

根據重組建議將發行之全部新合併股份包括發售股份、代價股份及Hidden代價股份，並將按每股合併股份0.04港元之價格發行，每股轉換股份之初步轉換價亦為0.04港元。

每股合併股份之發行價0.04港元代表：

(i) 按股份於二零零三年十月十五日（即股份於二零零三年十月十六日暫停買賣前之最後交易日（「最後交易日」））之收市價每股0.01港元（乃聯交所交易系統內容許之最低交易價）計算之每股合併股份理論收市價0.10港元折讓60.0%；

(ii) 合併股份截至最後交易日止十個交易日之平均理論收市價0.10港元折讓60.0%；及

(iii) 合併股份之理論除權價（乃根據股份於最後交易日之收市價每股0.01港元計算之每股合併股份理論收市價0.10港元之基準計算）每股約0.057港元折讓約30%。

根據公開發售、收購協議及Hidden協議將發行之新合併股份之發行價乃由天網與保華經公平磋商後釐定。在釐定發行價時，天網與保華已考慮（其中包括）股份自二零零三年十月十六日起已在聯交所暫停買賣、天網截至二零零三年三月三十一日之經審核綜合有形負債淨額約為107,600,000港元，根據重組建議將發行之大量新合併股份以及股份最後之收市報價0.01港元未必可以真實地反映出股份之公平市值，蓋因聯交所交易系統內容許之最低交易價為0.01港元。發售股份認購價所有之大幅折讓亦可以吸引股東認購發售股份。

天網之資料

本集團主要從事進口及銷售雲石及花崗岩製品、提供雲石及花崗岩製品之舖砌服務以及提供資訊科技服務。由於本集團之財務狀況並不理想以及資金緊絀，本集團主要業務之規模已大幅縮減。

下表載述有關天網截至二零零三年三月三十一日止兩個年度之經審核綜合業績及天網截至二零零三年九月三十日止六個月之未經審核綜合業績之概要：

易授出該等豁免(如上 +852 2372 0641

(viii) 就轉認銷售股份自任何有關人士取得所需或適宜之一切同意書，而此等同意書在完成時將仍具備十足效力；

(ix) 取得政府或規管機構或其他第三方發出就執行及履行收購協議及其下擬進行之交易而言屬必要及適宜之一切同意書；而該等同意書於完成時仍全面有效及生效；

(x) 保華已自百慕達律師行取得其接納之法律意見書，其內容須包括百慕達法例及規定中有關天網及重組建議之事項及事宜，有關法律意見書之形式及內容須為保華所合理接納；

(xi) 本集團之法定及財務盡職審查之完成獲保華合理信納；

(xii) Paul Y Construction集團之法定及財務盡職審查之完成獲天網合理信納；

(xiii) 保華之一切保證於各方面在完成日期為真實及準確；

(xiv) 天網之一切保證於各方面在完成日期為真實及準確；

(xv) 包銷協議及Hidden協議在各方面成為無條件(規定上述任何一份協議及收購協議須成為無條件之條件除外)；及

(xvi) 股份或合併股份(視情況而定)由收購協議日期至時間上最後一項先決條件獲履行之履行或豁免日期(「履行日期」)止之任何時候仍在聯交所上市，以及在履行日期或之前並未收到證監會及／或聯交所表示，股份或合併股份(視情況而定)在聯交所之上市將會或可能會被撤回或反對(除非聯交所指示天網已進入除牌程序(不論完成與否))。

天網可隨時以書面豁免第(xii)及／或(xiii)項條件，而保華可隨時以書面豁免第(iii)、(x)、(xi)、(xiv)及／或(xvi)項條件。保華已同意不豁免第(iii)項條件，除非其已展示倘其豁免第(iii)項條件，財務顧問信納其有足夠財務資源履行其於收購守則第26條下全面收購之責任。倘有關人士同意未獲得之同意書對本集團或Paul Y Construction集團整體業務並無重大影響，保華及天網可隨時以書面共同豁免第(viii)、(ix)及／或(xv)項條件。

完成

完成將在所有先決條件獲履行或豁免後第五個營業日作實。倘完成所附帶之任何一項先決條件在二零零四年六月三十日之前(或收購協議訂約方可能同意之其他日期)未獲履行(或被有關訂約方豁免)，收購協議將告失效及終止，自彼時起，各訂約方之所有權利、責任及債務將告終止及終結，惟事前違約者除外。

PAUL Y CONSTRUCTION之資料

Paul Y Construction由保華全資擁有。其於一九四九年在香港開業，現已發展為於香港及中國主要建築及工程集團之一，承造土木工程、樓宇建築及專項工程以及混凝土預製件生產。Paul Y Construction之詳情(包括截至二零零四年三月三十一日止三個年度業績之會計師報告)將在寄發予股東之通函內刊載。

備用貸款及備用貸款可換股票據

根據收購協議，保華及天網於完成時將訂立一項協議，由保華向天網提供備用貸款以應付Paul Y Construction集團之一般營運資金所需。備用貸款之主要條款概述如下：

本金額　　最高達100,000,000港元

有效期　　完成日期起計三年內

到期日

除事前已轉換者外，備用貸款可換股票據之未償還本金額(連同所有未付應計利息)將於訂立協議提供備用貸款日期滿第三週年到期時由天網償還。除非發生違約事件，否則備用貸款可換股票據不會在到期日之前贖回。

票息

備用貸款可換股票據將附帶港元票息，按備用貸款可換股票據當時之未償還本金額以6個月期香港銀行同業拆息率加1%自發行日起計息，每六個月付息一次，於期末支付。

抵押品　　無抵押

轉換權

備用貸款可換股票據之未償還本金額，由發行日至到期日止可隨時按有關轉換價(暫定為每股轉換股份0.04港元，可就股份拆細、股份合併、紅利發行、供股及其他攤薄事件予以調整)(以100,000港元之倍數或(如少於該額)當時之未償還本金額)轉換為轉換股份，轉換時將不會發行零碎轉換股份，惟(除非支付之現金少於10港元)會就該零碎額向備用貸款可換股票據持有人支付現金。假設備用貸款可換股票據之本金額全部按暫定轉換價每股轉換股份0.04港元進行轉換，將須發行合共2,500,000,000股合併股份。2,500,000,000股轉換股份相當於重組建議完成(但未轉換備用貸款可換股票據前)時天網已發行股本約17.3%，另相當於備用貸款可換股票據全數轉換後所擴大之天網已發行股本約14.8%。

因轉換發行之股份之地位

轉換股份一經發行，即在各方面與發出轉換通知日之所有其他已發行合併股份享有同等地位，並有權收取記錄日期為發出轉換通知日或之後之日子之股息、紅利及其他分派。轉換股份將不會列入公開發售中。

(ix) 本集團之法定及財務盡職審查之完成

(x) Hidden及其附屬公司之法定及財務盡
納；

(xi) 保華之一切保證於各方面在Hidden協

(xii) 天網之一切保證於各方面在Hidden協

(xiii) 保華Hidden協議、包銷協議及收購協
上述任何一份協議及Hidden協議須成

(xiv) 股份或合併股份(視情況而定)由收購
先決條件獲履行之履行或豁免日期(
在聯交所上市，以及在履行日期或之
交所表示，股份或合併股份(視情況
可能會被撤回或反對。

天網可隨時以書面豁免第(x)及／或(xi)項
豁免第(iii)、(viii)、(ix)、(xii)及／或(xiv)項
(iii)項條件，除非其已展示倘其豁免第(iii)
有足夠財務資源履行其於收購守則第26條
行週事已書面豁免此項規定)。保華及天
(xiii)項條件。

完成

完成將在所有先決條件獲履行或豁免後第
Hidden協議完成及於完成時同時作實(或H
其他日期)。倘完成所附帶之任何一項先
十日或之前(或Hidden協議訂約各方所協
被有關訂約方豁免)，Hidden協議將告失效
方之所有權利、責任及債務將告停止及終

本集團承擔Lombard及Hidden債務之背景

二零零零年六月二十八日，Lombard、天
Lombard認購Skynet HK之671,651股三年期
股(「優先股」)。優先股持有人有權收取每
息，有關股息須每半年末支付。協議規定
十七日贖回，贖回金額須導致該認購價7,20
港元)產生7%之複合年收益率(包括所收
至二零零三年三月三十一日止年度之年報
十月二十四日提出呈請(「十月二十四日
關Skynet HK之股東協議。因該項違約，L
款93,600,000港元之優先股。其並進一步指
Skynet HK及Lombard於二零零零年六月二
保證人身份促使Skynet HK繳付為數93,600,0
呈請」)。Lombard已撤回十月二十四日呈
相同呈請之清盤呈請(「十月三十日呈請

天網及／或本集團若干成員公司及／或S
多項協議，其中包括(i)二零零零年五月十
零零年六月二十九日之補充協議補充)；
之股份；(ii)於二零零零年五月十三日之
作出若干有關Hidden於Skynet HK之投資回
等於約124,800,000港元)之承諾；(iii) Skyn
東協議；及(iv)若干購股權契據(統稱「Hid
零零三年五月六日刊發之天網聯合公佈)
日有關Hidden於Skynet HK之投資回報之承
索」)。

二零零四年三月二十七日，Hidden之一間
Lombard購入所有優先股所產生之權利(包括L
申索及Hidden申索將綜合計入Hidden集團
Lombard向天網提呈之十月三十日呈請已由
九日被解除。於二零零四年三月二十七日
經訂立，據此，保華之全資附屬公司有條
Hidden權益。保華與Wellington同意20,000,
利應付之價格。根據Hidden協議，保華其
予天網。

Hidden權益將由天網以115,600,000港元收購
股份0.04港元向保華(或其指定人士)發行
華作為另一家上市公司並作為商業事項按
根據Hidden協議應付保華之代價全數以股
及Hidden申索結算款項20,000,000港元之全
併股份數目。

就天網而言，Hidden協議在本質上並非
Lombard申索成為集團間負債而於綜合時
之方法。鑑於Hidden協議為重組建議之重要
針對天網申請清盤呈請之聆訊日期二零零
行之唯一建議，而如天網拒絕接納保華提
能遭清盤，故董事認為重組建議將會對天
及股東整體有利。

保華Hidden協議

二零零四年三月二十七日(即Hidden之全

法定及財務盡職審查之完成後天網合理信

方面在Hidden協議完成日期為真實及準確；
方面在Hidden協議完成日期為真實及準確；
協議及收購協議在各方面成為無條件（規定
Hidden協議須成為無條件之條件除外）；及
況而定）由收購協議日期至得到上最後一項
或豁免日期（「履行日期」）止之任何時候仍
履行日期或之前並未收到證監會及／或聯
股份（視情況而定）在聯交所之上市將會或
。

(x)及／或(xi)項條件，而保華可隨時以書面
(ii)及／或(xiv)項條件。保華已同意不豁免第
倘其豁免第(iii)項條件，並財務顧問信納其
收購守則第26條下全面收購之責任（除非執
定）。保華及天網可隨時以書面共同豁免第

履行或豁免後第五個營業日作實及緊隨保華
同時作實（或Hidden協議訂約各方所協定之
之任何一項先決條件在二零零四年六月三
訂約各方所協定之其他日期）未獲履行（或
en協議將告失效及終止，自彼時起，各訂約
務將告終止及終結，惟事前違約者除外。

den債務之背景

，Lombard、天網與Skynet HK訂立協議以由
1.651股三年期可換股累計可贖回參與優先
有人有權收取每年0.5%之固定累計優先股股
支付。協議規定優先股須於二零零三年七月
致以認購價7,200,000美元（相等於約56,200,000
溢價（包括所收取之一切股息）。誠如天網截
止年度之年報所述，Lombard於二零零二年
十月二十四日呈請」），指Skynet HK違反有
因該項違約，Lombard有權要求提早贖回協
。其並進一步指稱天網未能以其作為天網
零零零年六月二十八日訂立之認購協議下之
支付為數93,600,000港元之贖回金額（「Lombard
月二十四日呈請及提呈另一項對天網作出
月三十日呈請」）。

與公司及／或Skynet HK與Hidden之股東訂立
零零零年五月十三日之認購協議（並以二零
協議補充），據此Hidden同意認購Skynet HK
五月十三日之承諾契據，據此天網向Hidden
et HK之投資回報將不少於16,000,000美元（補
承諾」；(iii) Skynet HK之若干股東間之兩份股
契據（統稱「Hidden先前協議」）（詳情載於二
天網聯合公佈）。上述二零零零年五月十三
投資回報之承諾契據仍然有效（「Hidden申

，Hidden之一間全資附屬公司有條件同意向
之權利（包括Lombard申索）。就此，Lombard
計入Hidden集團。緊訂立有關協議後，由
三十日呈請已由法院於二零零四年三月二十
三月二十七日，保華Hidden協議（詳見下文）
資附屬公司有條件以30,000,000港元同意收購
gton同意20,000,000港元為Hidden申索項下權
協議，保華其後有條件同意出售Hidden權益

600,000港元收購，而支付方式為按每股合併
指定人士）發行及配發Hidden代價股份。保
作為商業事項按公平基準磋商立場，三裏求
代價全數以股票形式支付，則Lombard申索
00,000港元之全值須用作計算將予發行新合

在本質上並非收購而是債務重組。其乃使
債而於綜合時對銷及使Hidden申索不會現
重組建議之重要部分，而重組建議為Lombard
令訊日期二零零四年三月二十九日前天網可
渡過接納保華提交之重組建議，天網極有可
組建議將會救天網及股東之價值，將對天網

（即Hidden之全資附屬公司與Lombard訂立上

……及天網截至二零零三年九月三十日止六個月之未經審核綜合業績之概要：

	截至二零零三年九月三十日止六個月（未經審核）千港元	截至三月三十一日止年度 二零零三年（經審核）千港元	截至三月三十一日止年度 二零零二年（經審核）千港元
營業額	1,057	51,366	46,644
除稅前虧損	(4,069)	(115,015)	(219,053)
除稅及少數股東權益後虧損	(4,069)	(96,916)	(190,441)

於二零零三年三月三十一日，天網之經審核綜合有形負債淨額約為107,600,000港元。於二零零三年九月三十日，天網之未經審核綜合有形負債淨額約為111,600,000港元。

於二零零三年三月三十一日，天網之每股經審核綜合有形負債淨額約為0.024港元。於二零零三年九月三十日，天網之每股未經審核綜合有形負債淨額約為0.025港元。

進行重組建議之理由及利益

由於天網未能符合上市規則規定上市發行人須有足夠業務量運作，或須擁有足夠價值之有形資產及／或足夠潛在價值之無形資產以保證股份得以繼續上市，故股份已由二零零三年十月十六日暫停在聯交所買賣。天網由二零零三年十月十六日起已被根據上市規則列入除牌程序之「第一階段」。根據上市規則，「第一階段」已經屆滿，而除牌程序之「第二階段」由二零零四年四月十五日（即股份暫停買賣起計足六個月之日）開始。鑑於天網之處境，董事曾與各投資者就可能投資於天網進行討論及磋商，期望向本集團提供營運資金及革新其業務。取得新營運資金後，本集團將可購入雲石及花崗岩產品，增聘額外銷售及市場推廣人員，以拓展新業務及恢復本集團之雲石及花崗岩產品買賣及鋪砌業務，達到足夠營運水平以保證天網股份得以繼續在聯交所上市。董事認為重組建議為天網可以選擇之最佳重組計劃。

根據收購協議收購Paul Y Construction與天網之傳統建材供應業務頗為一致。收購事項可使天網購入香港建築工程行業中其中一家領導公司。Paul Y Construction擁有在大型工程項目上超逾50年成功往績、多元化之技術組合、具吸引力之客戶基礎及價值超過11,000,000,000港元之穩健手頭工程組合。此外，Paul Y Construction亦已建立覆蓋中國市場在內之健全及本地化平台。天網擬借助Paul Y Construction之實力進軍中國國內市場及利用中國之專業知識及資源開拓國際市場。按此策略，天網將不僅成為建築工程行業中之主要總承建商，其本身亦可為Paul Y Construction提供合適之未來長線開發平台。公開發售將為本集團之雲石及花崗岩產品買賣及鋪砌業務籌集額外資金，以及可撥作一般營運資金。重組建議可使天網清償大部份負債／債務，使淨資產基礎及營運資金狀況得以恢復及重振其傳統業務。董事會認為重組建議符合天網及股東之整體利益。重組建議之其他資料（包括對天網資產狀況之財務影響）將載於可行範圍內盡快寄發予股東之天網通函中。

天網之股權架構

以下之天網股權架構表展示天網之現有股權架構及緊隨完成股本重組、收購協議、Hidden協議及公開發售後及備用貸款可換股票據轉換前之股權架構：

	於本公佈日期之現有股權狀況 股份	(%)	股本重組完成時 合併股份	緊隨股本重組、收購協議、Hidden協議及公開發售完成後假設股東認購發售股份為 0% 合併股份	(%)	100% 合併股份	(%)
保華							
－現持有之現有股份	85	–	8	8	–	28	–
－發售股份	–	–	–	1,126,774,985	7.8	–	–
－代價股份	–	–	–	10,000,000,000	69.4	10,000,000,000	69.4
－Hidden代價股份（附註1）	–	–	–	2,340,000,000	16.2	2,340,000,000	16.2
Wellington（附註1）	–	–	–	500,000,000	3.5	500,000,000	3.5
小計	85	–	8	[illegible]	96.9	12,840,000,028	89.1
東方鑄造	1,020,036,735	22.6	102,003,673	102,003,673	0.7	357,012,853	2.5
其他公眾股東	3,487,063,137	77.4	348,706,314.7	348,706,314.7	2.4	1,220,472,099.7	8.4
總計	4,507,099,957	100.0	450,709,995.7	14,417,484,980.7	100.0	14,417,484,980.7	100.0
公眾持股量	3,487,063,137	77.4	348,706,314.7	950,709,987.7（附註2）	6.6	2,077,484,952.7（附註2）	14.4

附註：

1. 根據保華Hidden協議，保華同意於保華Hidden協議完成時將Hidden代價股份中約500,000,000股合併股份轉讓予Wellington。
2. 代表Wellington、東方鑄造及其他公眾股東所持股權之和。

以下之天網股權架構表展示天網於股本重組、收購協議、Hidden協議及公開發售（假設股東全不認購發售股份）完成後及備用貸款可換股票據按每股合併股份0.04港元之初步轉換價全數轉換後之股權架構：

	於本公佈日期之現有股權狀況 股份	(%)	股本重組完成時 合併股份	股本重組、收購協議、Hidden協議及公開發售完成後（假設股東全不認購發售股份） 合併股份	(%)	備用貸款可換股票據按每股合併股份0.04港元之初步轉換價全數轉換後 合併股份	(%)
保華							
－現時持有現有股份	85	–	8	8	–	8	–
發售股份	–	–	–	1,126,774,985	7.8	1,126,774,985	6.7
－代價股份	–	–	–	10,000,000,000	69.4	10,000,000,000	59.1
－Hidden代價股份（附註1）	–	–	–	2,340,000,000	16.2	2,340,000,000	13.8
－轉換股份	–	–	–	–	–	2,500,000,000	14.8
Wellington（附註1）	–	–	–	500,000,000	3.5	500,000,000	2.9
小計	85	–	8	13,966,774,993	96.9	16,466,774,993	97.3
東方燃氣	1,020,036,735	22.6	102,003,673	102,003,673	0.7	102,003,673	0.6
其他公眾股東	3,487,063,137	77.4	348,706,314.7	348,706,314.7	2.4	348,706,314.7	2.1
總計	4,507,099,957	100.0	450,709,995.7	14,417,484,980.7	100.0	16,917,484,980.7	100.0
公眾持股量	3,487,063,137	77.4	348,706,314.7	950,709,987.7（附註2）	6.6	950,709,987.7（附註2）	5.6

附註：

1. 根據保華Hidden協議，保華同意於保華Hidden協議完成時將Hidden代價股份中約500,000,000股合併股份轉讓予Wellington。
2. 代表Wellington、東方燃氣及其他公眾股東所持股權之和。

下圖展示天網於本公佈日期之股權架構：



Aeneas Capital Management LP 作為投資經理
德祥
保華
中策集團有限公司
東方燃氣
天網
Skynet HK

下圖表示天網於緊隨重組建議完成後惟於備用貸款可換股票據轉換前之股權架構（假設天網之股權架構自本公佈日期以來並無其他變動）：



Aeneas Capital Management LP 作為投資經理
德祥
33.6%
12.6%
55.1%
保華
中策集團有限公司
29.4%
29.4%
Wellington

事有權即時任命不少於一半董事加入董事會
後委任新董事加入董事會。新加盟天網之董
效之上市規則及收購守則。

保華之資料

保華集團之主要業務包括樓宇建築、土木工
以及製造及買賣建築材料。此外，該集團於
Downer EDI Limited及中策集團有限公司，擁
主要業務。

除(i)根據收購協議、包銷協議及Hidden協議
有約29.4%權益之聯營公司－中策集團有限公
益，東方燃氣則持有天網約22.6%權益；(iii)
華之董事）持有400股保華股份，但並無持有
公佈日期透過一間全資附屬公司持有85股股
方之獨立人士。

保華認為本集團目前之雲石及花崗岩產品貿
市道逐步復甦將有可為，並可與保華集團
效。於收購協議、Hidden協議及公開發售完
控股公司，而天網將成為保華之附屬公司。
具有協同效益價值，代表保華集團業務進行
提供範圍更完備之建材及服務。

保華董事認為包銷協議、收購協議、備用貸
協議及Hidden協議之條款為公平合理。保華
及／或銀行借貸款撥資進行包銷協議項下之
適用）。

德祥之資料

德祥為一家投資控股公司，並直接及間接於
投資。除於其非全資附屬公司－保華持有
下列聯營公司持有權益，包括錦興集團有限
Burcon NutraScience Corporation及Downer EDI
流動廣告有限公司。透過上述聯營公司，德
公司、China Enterprises Limited及MRI Holdin
除透過保華經營之該等業務外，德祥集團之
提供融資，以及買賣建築材料和機器。

德祥實益持有保華已發行股本約55.1%。除(i
及Hidden協議擬進行之交易；(ii)保華擁有約
策集團有限公司擁有東方燃氣約2.6%，而東方
(iii)張漢傑先生同時擔任天網與德祥之董事
透過全資附屬公司持有85股股份外，德祥與

德祥董事認為包銷協議、收購協議、備用貸
協議及Hidden協議之條款為公平合理。

一般事項

收購協議及Hidden協議乃於二零零四年三月
二零零四年三月三十一日前生效之上市規
並不是非常重大收購事項，蓋因天網陷入之
組建議（包括股本重組）、公開發售、收購協
款可換股票據須經股東批准後方可作實。
Hidden協議及備用貸款可換股票據中有利益
括保華及其聯繫人士）將需就有關批准收購
議、備用貸款可換股票據及清洗豁免之決議
獨立董事委員會以考慮收購協議、公開發售
備用貸款可換股票據及清洗豁免，亦將委任
委員會提供有關意見。載有重組建議詳情、
務顧問之意見書以及股東特別大會通告之通
交股東。

就保華而言，根據上市規則，出售Paul Y Con
包銷協議、Hidden協議（合共導致收購天網
構成一項須予披露交易。有關出售Paul Y C
供備用貸款、Hidden協議（合共導致收購天
議之進一步資料（包括Paul Y Construction、
致年度（如適用）之經審核財務業績及重組建
將收錄在保華於可行範圍內盡快寄發予股東

就德祥而言，根據上市規則，透過保華出
備用貸款、包銷協議、Hidden協議（合共導致
及保華訂立之保華Hidden協議構成一項須予
包括）透過保華出售Paul Y Construction、包
Hidden協議（合共導致透過保華收購天網之
情之德祥通函，將在可行情況下盡快寄發

由於天網未能符合上市規則規定上市發行人
顯示擁有足夠價值之有形資產及／或足夠潛
該公佈以繼續上市，故聯交所要求天網之其

半董事加入董事會而保華亦有意在緊隨完成，新加盟天網之董事之委任均會符合不時生。

營宇建築、土木工程、專項工程、物業投資。此外，該集團於主要聯營公司之投資包括集團有限公司。擔任包銷商並非保華集團之

協議及Hidden協議擬進行之交易；(ii)保華擁一中策集團有限公司擁有東方燃氣約2.6%權約22.6%權益；(iii)張漢傑先生（同為天網與保股份，但並無持有天網股權；及(iv)保華於本屬公司持有85股股份外，保華與天網互為對

石及花崗岩產品買賣及鋪砌業務在當今物業，並可與保華集團之建築業務收相輔相成之協議及公開發售完成後，保華將成為天網之保華之附屬公司。收購天網權益對保華而言保華集團業務進行垂直擴展，使其可向客戶服務。

收購協議、備用貸款可換股票據、保華Hidden屬公平合理。保華將以保華集團之內部資源行包銷協議項下之認購承擔及備用貸款（如

，並直接及間接於多家上市公司持有策略性公司 — 保華持有之權益外，德祥集團亦於括錦興集團有限公司、中策集團有限公司、tion及Downer EDI Limited，而其他投資包括上述聯營公司：德祥於永安旅遊（控股）有限nited及MRI Holdings Limited持有間接權益。務外，德祥集團之主要業務包括投資控股、材料和機器。

股本約55.1%。除(i)根據收購協議、包銷協議；(ii)保華擁有約29.4%權益之聯營公司一中燃氣約2.6%，而東方燃氣則擁有天網約22.6%；天網與德祥之董事；及(iv)保華於本公佈日期股份外，德祥與天網互為對方之獨立人士。

收購協議、備用貸款可換股票據、保華Hidden屬公平合理。

[illegible]

則，出售Paul Y Construction、提供備用貸款、共導致收購天網之權益）及保華Hidden協議有關出售Paul Y Construction、包銷協議、提合共導致收購天網之權益）及保華Hidden協Y Construction、天網及Hidden於過去三個財財務業績及重組建議對保華集團之財務影響）內盡快寄發予股東之通函內。

則，透過保華出售Paul Y Construction、提供den協議（合共導致透過保華收購天網之權益）協議構成一項須予披露交易。一份載有（其中Construction、包銷協議、提供備用貸款、保華收購天網之權益）及保華Hidden協議詳情況下盡快寄發予德祥股東。

則規定上市發行人須有足夠業務營運作，或資產及／或足夠價值之無形資產以保證

「備用貸款可換股票據」 指 提取備用貸款時天網將予發行之可換股票據，其持有人有權將其本金額轉換為合併股份

「本集團」 指 天網及其附屬公司

「Hidden」 指 Hidden Advantage Investments Limited，一家於英屬處女群島註冊成立之有限公司，由Wellington實益全資擁有，Wellington並非天網、保華或德祥之關連人士（定義見上市規則）

「Hidden協議」 指 天網與保華於二零零四年三月二十九日訂立之有條件買賣協議，據此，天網同意透過發行Hidden代價股份向保華收購Hidden權益

「Hidden代價股份」 指 天網將按每股合併股份0.04港元向保華（或按其指示）配發及發行之2,840,000,000股入賬列作繳足股款之新合併股份以支付Hidden權益之代價

「Hidden集團」 指 Hidden及其附屬公司

「Hidden權益」 指 Hidden之全部已發行股本連同未償還股東貸款

「獨立股東」 指 於收購協議、包銷協議、Hidden協議及備用貸款可換股票據中有利害關係或參與其事之人士（包括保華及其聯繫人士）以外之股東

「德祥」 指 德祥企業集團有限公司，一家於百慕達註冊成立之有限公司，其證券於聯交所上市

「德祥集團」 指 德祥及其附屬公司

「上市規則」 指 聯交所證券上市規則

「Lombard」 指 Lombard Asian Private Investment Company LDC，於開曼群島註冊成立之有限期公司，並為由Lombard/APIC Management LDC管理之私人股票投資基金，其主要目的為於已成立之亞洲公司作直接及長期投資

「發售股份」 指 根據公開發售將予發行之1,126,774,985股新合併股份

「公開發售」 指 擬按本公佈及招股文件所載條款以公開發售方式向合資格股東發售之發售股份

「海外股東」 指 於記錄日期營業時間結束時在天網股東名冊並無香港地址之股東

「保華」或「包銷商」 指 保華德祥建築集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市

「Paul Y Construction」 指 Paul Y. - ITC Construction Holdings (B.V.I.) Limited，一家於英屬處女群島註冊成立之有限公司，為保華之全資附屬公司

「Paul Y Construction集團」 指 Paul Y Construction及其附屬公司，不包括保華德祥管理有限公司及Paul Y. - ITC Investments Group Limited以及彼等各自之附屬公司（保華管理有限公司除外），將根據完成前將落實之重組而轉移予保華

「保華集團」 指 保華及其附屬公司

「保華Hidden協議」 指 保華之全資附屬公司Growing Success Limited與Wellington於二零零四年三月二十七日訂立之有條件買賣協議，據此，Growing Success Limited同意以總代價30,000,000港元收購Hidden全部權益及Hidden欠Wellington之全部股東貸款，當中10,000,000港元將以現金支付，20,000,000港元則以自Hidden代價股份中向Wellington發行500,000,000股合併股份之方式支付

「寄發日期」 指 記錄日期起計第五個營業日之日（或包銷商可能與天網書面同意之其他日期）

「招股文件」 指 天網就公開發售將向合資格股東發出之招股書及申請表格

「合資格股東」 指 除外股東以外之股東

「記錄日期」 指 確定可獲公開發售下配額之參考日期

「減值股份」 指 天網股本中藉削減股本及股份溢價賬和拆細方式產生後在未實行股份合併前之每股面值0.002港元之股份



Wellington
東方燃氣
其他公眾股東
(附註3)
發售股份
(附註4)
天網
Skynet HK
2.5%
0.7% (附註1)
95.6% (附註2)
2.4%
77.3%

附註：

1. 即合共約16.2%（即Hidden代價股份（不包括將售予Wellington之500,000,000股合併股份））及約69.4%（即代價股份）。
2. 假設東方燃氣不接納其於公開發售下之任何配額。
[illegible]
[illegible]

收購守則對重組建議之影響

如上列股權狀況表所載，緊隨重組建議（但未轉換備用貸款可換股票據）後，假設(i)保華須購入所有包銷股份；及(ii)天網之股權架構自本公佈日期起並無其他變動，保華及其一致行動人士將於13,966,774,993股合併股份中擁有權益，佔天網當時之投票權約96.9%。假設備用貸款可換股票據按每股合併股份0.04港元之初步轉換價悉數轉換，保華及其一致行動人士將於最多16,466,774,993股合併股份中擁有權益，相當於天網當時之投票權約97.3%。因此除非獲授出清洗豁免，否則保華及其一致行動人士有責任根據收購守則向所有天網已發行證券（保華及其一致行動人士已擁有者除外）提出強制性全面收購建議。

取得清洗豁免乃包銷協議、收購協議及Hidden協議中每一項協議之先決條件。保華及其一致行動人士將根據收購守則第26條豁免註釋1向執行理事申請授出清洗豁免。清洗豁免如獲授出，將須待（其中包括）獨立股東以投票表決方式作出批准方可實行。倘清洗豁免因任何理由未能取得或被豁免，包銷協議、收購協議及Hidden協議將不能成為無條件；除非保華同意豁免以清洗豁免為條件。保華同意不得豁免以清洗豁免為條件，除非其能展示充份證據使到財務顧問信納其有足夠財務資源履行其於收購守則第26條下之全面收購責任。保華已承諾，倘彼豁免以清洗豁免為條件，彼將向所有天網證券提出收購建議及履行其於收購守則下之責任。

保華及其一致行動人士於緊接本公佈日期前六個月內概無買賣股份。

維持天網上市地位

緊隨重組建議完成後，假設保華須購入所有包銷股份（但不計算轉換股份），以及假設天網之已發行股本自本公佈日期以來並無其他變動，保華將於13,466,774,993股合併股份中擁有實際權益，佔天網其時之經擴大已發行股本約93.4%。因此，在天網已發行股本自本公佈日期以來並無其他變動情況下，天網將成為保華之附屬公司。

保華屬意於重組建議完成後維持天網在聯交所之上市地位。天網將繼續其進口及銷售及鋪砌雲石及花崗岩製品之現有業務，並會將業務範圍擴大至包括Paul Y Construction集團所經營之建築業務。

鑑於重組建議完成後天網之公眾持股量不足，保華及天網須各自向聯交所承諾確保天網之公眾持股量不少於25%。現擬為使公眾持股量達到規定水平之措施包括由天網進行新合併股份之配售或由保華進行其時已發行合併股份之配售或同時運用兩種方法。天網及／或保華可於本公佈日期後任何時間訂立可能配售之安排。倘配售安排作實，天網及保華將另行刊發公佈。

聯交所已表明，倘重組建議完成後公眾人士持有之合併股份少於25%，或倘聯交所相信：

- 合併股份之買賣出現或可能出現虛市情況；或
- 公眾人士持有之合併股份數目不足以維持有秩序之市場；

聯交所將考慮行使酌情權暫停合併股份在聯交所買賣，直至公眾人士持股數目達到足夠水平為止。根據二零零四年三月三十一日起生效之上市規則，聯交所一般會要求公眾持股量不足15%之發行人證券暫停買賣。因此，必須注意重組建議完成後公眾人士所持合併股份數目將不足夠，以及在公眾持股數目達致足夠水平前合併股份將繼續被暫停買賣。

倘天網仍為上市公司，聯交所將會密切監察天網日後所有資產購置或出售。聯交所已表示，不論建議交易之規模，聯交所均可酌情要求天網刊發公佈及向其股東發出通函。根據上市規則，聯交所亦有權將一連串交易合併處理，而任何該等交易根據上市規則均可能導致將天網被視為新申請上市之公司看待。

委任新董事加入董事會

全體現任執行董事將於完成時辭任。收購協議規定，緊隨完成後，保

情之條件達致，將在可行情況下盡快寄發

由於天網未能符合上市規則規定上市發行人顯示擁有足夠價值之有形資產及／或足夠潛股份得以繼續上市，故應份應天網之要求已上午九時三十分起暫停在聯交所買賣，股份以待(i)天網能夠向聯交所證明本集團具備足價值之有形資產及/或可以證明具有足夠潛份得以繼續上市；及(ii)天網之公眾持股量

重組建議（須受若干先決條件規限）可能會（其中包括）取得清洗豁免所規限。除非保華之條件，否則保華或其一致行動人士不會向面收購建議。德祥、保華及天網之股東及有發行人之證券時務須審慎行事。

天網之董事會成員包括六名董事，即(i)三名永健先生及杜志先生；(ii)一名非執行董事獨立非執行董事張漢傑先生及吳偉雄先生

保華之董事會成員包括十名董事，其中(i)國強博士、劉高原先生、陳佛恩先生、黃永漢傑先生、羅文華先生及李漢湖先生；及分別為張定球先生及郭少強先生。

德祥之董事會成員包括九名董事，其中(i)士強博士、劉高原先生、周美華女士、陳國鴻道先生及張漢傑先生；(ii)兩名獨立非執行董卓育賢先生，

釋義

「接納日期」	指	寄發日期起計足14 網將商同意之其他及繳付股款之日期
「收購事項」	指	根據收購協議天網出之收購
「收購協議」	指	天網與保華於二零有條件買賣協議，代價股份之發行向款
「聯繫公司」	指	就公司而言，指該公司，或該公司之
「申請表格」	指	發售股份之申請表
「董事會」	指	天網之董事會
「營業日」	指	香港銀行一般開門
「削減股本及股份溢價賬」	指	建議註銷每股已發港元及將每股已發減至0.002港元，以價賬生效前註銷天額
「股本重組」	指	天網擬進行涉及削細、股份合併及增議
「完成」	指	完成收購協議
「一致行動人士」	指	具有收購守則就該
「同意書」	指	許可證、同意書、批命令或豁免
「代價股份」	指	天網將按每股合併其指示）配發及發行作繳足股款之新合及銷售貸款之代價
「合併股份」	指	於股本重組生效後港元之普通股
「轉換股份」	指	備用貸款可換股票股份
「東方燃氣」	指	東方燃氣集團有限成立之公司，其股
「董事」	指	天網之董事
「除外股東」	指	董事認為經考慮根制或當地有關監管規定必須或適宜不
「執行理事」	指	證監會企業融資部之任何代表
「備用貸款」	指	完成時保華向天100,000,000港元之無其條款包括可將當天網股份

及／或足夠潛在價值之無形資產以保證
天網之要求已由二零零三年十月十六日
而買賣。股份將繼續在聯交所暫停買賣，
本集團具備足夠之營運水平或具備足夠
具有足夠潛在價值之無形資產以確保股
公眾持股量回復至不少於25%。

限）可能會或可能不會完成。尤其須受
限。除非保華同意豁免須取得清洗豁免
動人士不會向天網之證券提出強制性全
網之股東及有意投資者於買賣該等上市
。

事：即(i)三名執行董事蔡永懸先生、胡
非執行董事駱志浩先生；以及(iii)兩名
吳偉雄先生。

事，其中(i)八名執行董事，分別為陳
恩先生、黃永灝先生、周美華女士、張
灝先生；及(ii)兩名獨立非執行董事，
生。

事，其中(i)七名執行董事，分別為陳國
女士、陳國將先生、陳佛恩先生、黃誠
獨立非執行董事，分別為梁慶超先生及

期起計是14日之日（或包銷商可能與天
同意之其他日期），作為接納發售股份
股款之日期

收購協議天網擬對Paul Y Construction作
收購

保華於二零零四年三月二十九日訂立之
買賣協議，據此，天網已有條件同意就
股份之發行向保華收購銷售股份及銷售貸

而言：指該公司之任何附屬公司或控股
，或該公司之控股公司之任何附屬公司

股份之申請表格

之董事會

銀行一般開門營業之日（不包括星期六）

註銷每股已發行股份之繳足股本0.018
將每股已發行股份之面值由0.02港元削
.002港元，以及緊接削減股本及股份溢
生效前註銷天網股份溢價賬中全部進賬

進行涉及削減股本及股份溢價賬、拆
股份合併及增加法定股本之股本重組建

收購協議

購守則就該詞彙所賦予之涵義

、同意書、批文、授權、准許、豁免、
免除

按每股合併股份0.04港元向保華（或按
）配發及發行之10,000,000,000股入賬列
股款之新合併股份，以支付銷售股份
貸款之代價

重組生效前，天網股本中每股面值0.02
普通股

款可換股票據轉換時將予發行之合併

集團有限公司，一家於百慕達註冊
公司，其股份在聯交所上市

董事

為經考慮根據有關地區法律之法律限
地有關監管機關或證券交易所之任何
須或適宜不包括在內之海外股東

企業融資部之執行理事及執行理事之
表

保華向天網提供本金額最多達
,000港元之無抵押備用貸款融通額度，
包括可將當中未償還之本金額轉換為
份

0.002港元之股份

「重組建議」	指	天網之重組建議，涉及股本重組、公開發售、收購協議、Hidden協議及發出備用貸款可換股票據
「銷售貸款」	指	Paul Y Construction於完成日期欠負保華之股東貸款，於二零零三年十二月三十一日約為177,000,000港元
「銷售股份」	指	Paul Y Construction之全部已發行股份
「結算日期」	指	接納日期後第二個營業日
「證監會」	指	證券及期貨事務監察委員會
「股東特別大會」	指	天網將召開以考慮及批准（其中包括）股本重組、公開發售、收購協議、Hidden協議及清洗豁免之股東特別大會
「股份」	指	天網股本中每股0.02港元之現有股份
「股份合併」	指	每十股減值股份合併為一股合併股份之建議
「股東」	指	股份之持有人
「天網」	指	天網（國際集團）有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「Skynet HK」	指	Skynet Limited，天網間接擁有約68.9%權益之附屬公司
「聯交所」	指	香港聯合交易所有限公司
「拆細」	指	拆細每股法定惟尚未發行之股份為十股減值股份
「收購守則」	指	香港公司收購及合併守則
「包銷協議」	指	包銷商及天網就包銷股份之包銷於二零零四年三月二十九日訂立之包銷協議
「包銷股份」	指	1,126,774,985股發售股份，即公開發售下之全部發售股份（按包銷協議日期天網已發行股本有4,507,099,957股股份之基準計算並就股份合併之影響作出調整）
「Wellington」	指	Wellington Equities Inc.，一家於巴拿馬共和國註冊成立之公司，並由李連城先生實益全資擁有，李連城先生並非天網之關連人士（定義見上市規則）；保華、德祥或陳國強博士均非Wellington之關連人士（定義見上市規則）
「清洗豁免」	指	豁免保華及與其一致行動人士於收購守則第26條下之責任，免於因根據重組建議向保華（或按其指示）發行包銷股份、代價股份及／或Hidden代價股份，而須就天網全部已發行證券提出強制性全面收購建議

承董事會命	承董事會命	承董事會命
天網（國際集團）有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	副主席	副主席
杜志	劉高原	劉高原

香港，二零零四年六月四日

天網各董事對本公佈所載資料（有關保華集團及德祥集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見（有關保華集團及德祥集團之意見除外）乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項（有關保華集團及德祥集團之事項除外），致使本公佈之任何內容（有關保華集團及德祥集團之內容除外）有所誤導。

保華各董事對本公佈所載資料（有關本集團及德祥集團（不包括保華集團）之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見（有關本集團及德祥集團（不包括保華集團）之意見除外）乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項（有關本集團及德祥集團（不包括保華集團）之事項除外），致使本公佈之任何內容（有關本集團及德祥集團（不包括保華集團）之內容除外）有所誤導。

德祥各董事對本公佈所載資料（有關本集團及保華集團之資料除外）之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見（有關本集團及保華集團之意見除外）乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項（有關本集團及保華集團之事項除外），致使本公佈之任何內容（有關本集團及保華集團之內容除外）有所誤導。

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

DISCLOSEABLE TRANSACTION

Acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China

5th May, 2004

CONTENTS

Page

Definitions 1

Letter from the Board

Introduction 3

The Acquisition Agreement 3

Reasons for the Acquisition 5

Information on Paul Y. - ITC 5

Additional Information 5

Appendix – General information 6

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acquisition"	acquisition by Century Harbour from Steady Forth of 90.1% of the issued share capital of, and all shareholder's loan to, Global Achiever, which holds indirectly a 60% interest in Jiangsu Yangtong Investment
"Acquisition Agreement"	the sale and purchase agreement dated 30th March, 2004 entered into between Century Harbour and Steady Forth in relation to the Acquisition
"Announcement"	the announcement dated 13th April, 2004 made jointly by ITC Corporation and Paul Y. - ITC
"associates"	has the meaning ascribed thereto under the Listing Rules
"Century Harbour"	Century Harbour Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Paul Y. - ITC
"China"	the People's Republic of China
"Director(s)"	the director(s) of Paul Y. - ITC
"Global Achiever"	Global Achiever Limited, a company incorporated in the British Virgin Islands
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"ITC Corporation"	ITC Corporation Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Jiangsu Yangtong Investment"	Jiangsu Yangtong Investment and Development Co., Ltd. (江蘇洋通開發投資有限公司), a sino-foreign equity joint venture company established in China
"Jiangsu Yangkou Port Investment"	江蘇洋口港投資開發有限公司 (Jiangsu Yangkou Port Investment and Development Co., Ltd.), a state-owned enterprise
"Latest Practicable Date"	28th April, 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Paul Y. - ITC" or the "Company"	Paul Y. - ITC Construction Holdings Limited, a limited liability company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Paul Y. - ITC Group" or the "Group"	Paul Y. - ITC and its subsidiaries
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Steady Forth"	Steady Forth Limited, a company incorporated in the British Virgin Islands and is beneficially owned by a resident and national of China

DEFINITIONS

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars
"US$"	United States dollars
"%"	percentage

Amounts denominated in US$ have been translated, for the purpose of illustration only, into HK$ at the historical market rate when the relevant events occurred.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Independent Non-executive Directors:
Cheung Ting Kau, Vincent
Kwok Shiu Keung, Ernest

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

5th May, 2004

To the shareholders of the Company

Dear Sir and Madam,

DISCLOSEABLE TRANSACTION

Acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China

INTRODUCTION

On 13th April, 2004, the directors of Paul Y. - ITC and ITC Corporation jointly announced that Century Harbour has agreed on 30th March, 2004 to acquire 90.1% of the shares in, and all shareholder's loans to, Global Achiever from Steady Forth.

The Acquisition constitutes a discloseable transaction for Paul Y. - ITC under the Listing Rules.

THE ACQUISITION AGREEMENT

Vendor: Steady Forth, a company beneficially owned by a resident and national of China who is an independent third party not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates.

Purchaser: Century Harbour, a wholly-owned subsidiary of Paul Y. - ITC.

Date: 30th March, 2004

Assets to be acquired

The assets to be acquired comprise 90.1% of the issued share capital of, and all shareholder's loans to, Global Achiever, which holds indirectly a 60% interest in Jiangsu Yangtong Investment. The remaining balance of 9.9% in Global Achiever is held by Steady Forth. The remaining balance of 40% interest in Jiangsu Yangtong Investment is held by Jiangsu Yangkou Port Investment.

Global Achiever was incorporated in the British Virgin Islands on 8th January, 2004. It was founded by Steady Forth. The principal business of Global Achiever is investment holding and its principal asset

is 60% indirect interest in Jiangsu Yangtong Investment acquired from an independent third party not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates. The net asset value and paid up capital of Global Achiever is US$1,000, equivalent to approximately HK$7,800.

Consideration

The consideration payable by Century Harbour to Steady Forth under the Acquisition Agreement is HK$396.0 million. Century Harbour has also undertaken to advance to Global Achiever an amount up to US$16.0 million, equivalent to approximately HK$124.8 million to enable it or its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment or for the general working capital of Global Achiever. As at the Latest Practicable Date, an advance in the form of shareholder's loan from Steady Forth to Global Achiever amounted to US$2.0 million, equivalent to approximately HK$15.6 million, which has been assigned to Century Harbour pursuant to the Acquisition Agreement. In respect of the further advance of US$16 million, Paul Y. - ITC will ensure full compliance with the Listing Rules. The shareholder's loan to Global Achiever is unsecured, non-interest bearing and repayable on demand. There is a remaining commitment from Century Harbour to advance to Global Achiever for its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment or for the general working capital of Global Achiever of US$16.0 million, equivalent to approximately HK$124.8 million.

The total aggregate consideration, inclusive of the initial consideration of HK$396.0 million, will be approximately HK$520.8 million upon full advance from Century Harbour to Global Achiever of US$16.0 million, equivalent to approximately HK$124.8 million.

The payment schedule of the initial consideration of HK$396.0 million is as follows:

(a) HK$55.0 million, on 2nd April, 2004;

(b) HK$86.0 million, on 8th April, 2004;

(c) HK$55.0 million, on 16th April, 2004;

(d) HK$50.0 million, on 23rd April, 2004;

(e) HK$50.0 million, on 30th April, 2004;

(f) HK$50.0 million within 3 days after the obligations of Jiangsu Yangkou Port Investment to inject not less than 13.3 square kilometers of marine rights under the joint venture contract have been complied with; and

(g) HK$50.0 million, 10 days after such compliance.

As at the Latest Practicable Date, instalment (a), (b), (c) and (d) have been paid and remaining instalments will be payable according to the above payment schedule.

The consideration will be paid out of the internal resources and existing banking facilities of Paul Y. - ITC.

The consideration of HK$396.0 million represents a premium of approximately HK$387.6 million over 54.06% of the unaudited net asset value of Jiangsu Yangtong Investment of approximately HK$15.6 million as at the date of the Announcement, which mainly comprises of the paid up capital in the form of cash and development cost paid. The unaudited net asset value of Jiangsu Yangtong Investment does not reflect the value attributed to the land and marine rights and other assets to be transferred to it by Jiangsu Yangkou Port Investment and the cash subscription for the registered capital of Jiangsu Yangtong Investment by Global Achiever or its subsidiary. At this stage, reclamation of approximately 22 square kilometers of land is about 70% completed. This premium of HK$387.6 million was negotiated on an arm's length basis and reflects an assessment by Paul Y. - ITC of the substantial future potential of Jiangsu Yangtong Investment and the considerable effort and time which has been expended to negotiate its terms.

The joint venture company

Global Achiever currently holds a 60% indirect interest in Jiangsu Yangtong Investment, a sino-foreign equity joint venture company established to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China for a period of fifty years commencing on 28th October, 2003. Since its incorporation, the remaining balance of 40% interest in Jiangsu Yangtong Investment has been held by

Jiangsu Yangkou Port Investment, a state-owned enterprise, which is to contribute rights to form and develop land and marine expandable rights to reclaim land initially amounting in area to approximately 42 square kilometres and for an additional 15 square kilometres. Jiangsu Yangkou Port Investment is an independent third party not connected with the directors, chief executives and substantial shareholders of Paul Y. - ITC or its subsidiaries or any of their respective associates. The committed total investment of Jiangsu Yangtong Investment is approximately US$30.0 million, equivalent to approximately HK$234.0 million. The registered capital of Jiangsu Yangtong Investment is approximately US$30.0 million, equivalent to approximately HK$234.0 million; Global Achiever will contribute approximately US$18.0 million, equivalent to approximately HK$140.4 million, in cash and Jiangsu Yangkou Port Investment will contribute approximately US$12.0 million, equivalent to approximately HK$93.6 million, in the form of land and marine rights and other assets to be transferred by it to Jiangsu Yangtong Investment. As at the date of the Announcement, the paid up capital of Jiangsu Yangtong Investment is US$2.0 million, equivalent to approximately HK$15.6 million, all of which has been contributed by the subsidiary of Global Achiever. The remaining contributions will be made by Global Achiever or its subsidiary and Jiangsu Yangkou Port Investment in accordance with the joint venture agreement and the relevant laws and regulations in China. As stated in the joint venture agreement, the capital will be contributed within three years from the date of its incorporation, being 27th October, 2006.

Since Jiangsu Yangtong Investment has only recently been formed, it has not produced accounts to show its results for any accounting period.

REASONS FOR THE ACQUISITION

Paul Y. - ITC has decided to lever off its experience of managing large construction and infrastructural projects in China, Hong Kong and internationally to develop and operate both sea and river port facilities as well as their associated bulk handling and logistic facilities. It is the belief of the Directors that with the continued rapid growth of China's economy, it is vital that larger deep water and river port facilities are developed and that there is a substantial increase in the logistic facilities available for the handling and storage of strategic raw materials and fuel which are essential for the sustained development of the economy and its import and export commodity trades. In addition, the reclaimed land reserve of up to 57 square kilometers will provide a long term land bank for the development of a consolidated industrial park. The Directors consider that the economic importance of well sited, sizable facilities will also result in the satisfactory recurring returns being earned for owning and operating them over the life of Jiangsu Yangtong Investment. It is foreseen that the accounts of both Global Achiever and Jiangsu Yangtong Investment will be consolidated into the accounts of Paul Y. - ITC.

INFORMATION ON PAUL Y. - ITC

The principal activities of Paul Y. - ITC Group include building construction, civil engineering, specialist works, property investment, and manufacturing and trading of construction materials. In addition, its investment in major associated companies are Downer EDI Limited and China Strategic Holdings Limited.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix of this circular.

Your faithfully,
For and on behalf of the board of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(A) Directors' interests and short positions in shares, underlying shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO were as follows:

(a) Interests and short positions in the shares, underlying shares and debenture of the Company

Name of Director	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/ interest of concert party *(Note)*	Long position	740,668,056	55.06%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,603,952	0.86%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%
Law Man Wah, Conrad	Beneficial owner	Long position	6,445	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 740,668,056 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC Corporation which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

Pursuant to a loan agreement dated 28th October, 2002 between ITC Corporation as borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement"), Dr. Chan Kwok Keung, Charles has concert party interest in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield.

(b) Interests and short positions in the shares, underlying shares and debenture of the following associated corporations:

(i) ITC Corporation

Name of Director	Capacity	Long position/ short position	No. of ordinary shares of ITC Corporation held	No. of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC Corporation held	Approximate % of the existing issued ordinary share capital of ITC Corporation
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note a)*	Long position	219,681,911	-	33.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	-	833,333,333 *(Note b)*	127.36%

Notes:

a. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC Corporation by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC Corporation in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares of ITC Corporation at an initial conversion price of HK$0.30 per share, subject to adjustment.

(ii) China Strategic Holdings Limited ("China Strategic")

Name of Director	Capacity	Long position/ short position	No. of shares of China Strategic held	Approximate % of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic by virtue of his shareholding in Chinaview which in turn indirectly owned approximately 33.58% of the issued ordinary share capital of ITC Corporation. ITC Corporation indirectly owned approximately 55.06% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these shares.

ITC Corporation and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company, had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by the Company pursuant to section 352 of the SFO or any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(B) Interests and short positions of substantial shareholders/other persons recorded in the register kept under the SFO

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following parties had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) Interests and short positions of substantial shareholders in shares and underlying shares of the Company

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the existing issued share capital of the Company
Chan Kwok Keung, Charles	Interest of controlled corporation/interest of concert party *(Note)*	Long position	740,668,056	55.06%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,603,952	0.86%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	752,272,008	55.92%
Chinaview	Interest of controlled corporation *(Note)*	Long position	752,272,008	55.92%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	752,272,008	55.92%
ITC Corporation	Interest of controlled corporation/interest of concert party *(Note)*	Long position	752,272,008	55.92%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	740,668,056	55.06%
Hollyfield	Beneficial owner *(Note)*	Long position	740,668,056	55.06%
Aeneas Capital Management LP as Investment Manager	Investment manager	Long position	170,000,000	12.64%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment which was, in turn a wholly-owned subsidiary of ITC Corporation, owned 740,668,056 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.58% of the issued ordinary share capital of ITC Corporation. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Pursuant to the Concert Party Agreement, Dr. Chan Kwok Keung, Charles had interest of concert party in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield. Also, pursuant to the Concert Party Agreement, ITC Corporation had interest of concert party in 502,031,183 shares in the Company out of the aggregate of the aforesaid 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles. Galaxyway and Chinaview were deemed to be interested in 752,272,008 shares in the Company, of which ITC Corporation had interest of controlled corporation and interest of concert party.

(b) *Interests and short positions of other persons in shares and underlying shares of the Company*

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the existing issued share capital of the Company
Deutsche Bank Aktiengesellschaft	Security interest	Long position	183,992,000	13.68%

(C) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following parties, other than a Director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the existing issued share capital
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Hamker Concrete Products Limited	Lau Kwok Cheung	15.0%
Jiangsu Yangtong Investment	Jiangsu Yangkou Port Investment	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

SERVICE CONTRACTS

None of the Directors has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

Paul Y. - ITC has claimed against an ex-shareholder under a guarantee to recover losses incurred by an associated company amounting to approximately HK$123,711,000. Paul Y. - ITC has commenced court proceedings on 9th June, 2000 against the ex-shareholder to recover these losses together with interest and other expenses incurred. The Directors, having taken legal advice, believe that the suit is valid and losses can be fully recovered from the ex-shareholder.

The ex-shareholder has commenced proceedings on 4th March, 2004 against Paul Y. - ITC alleging that Paul Y. - ITC failed to minimize the losses of the associated company and claiming damages to the extent of that failure together with interest and other expenses. The Directors, having taken legal advice, believe that Paul Y. - ITC has a good defence and that the action is without merit.

Save as disclosed above, no member of the Group was engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened against any member of the Group as at the Latest Practicable Date.

GENERAL

a. The secretary of the Company is Ms. Mui Ching Hung, Joanna, A.C.S., A.C.I.S.

b. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

c. The principal share registrars and transfer office of the Company is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

d. The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

本通函乃要件　請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下保華德祥建築集團有限公司證券，請立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

須予披露交易

收購合營企業約54.06%間接權益
於中國江蘇省南通市洋口港建設及
經營大宗散貨碼頭

二零零四年五月五日

目　錄

頁次

釋義 1

董事會函件

緒言 3

收購協議 3

進行收購事項之原因 5

有關保華德祥之資料 5

其他資料 5

附錄 — 一般資料 6

釋 義

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「收購事項」	指	Century Harbour向Steady Forth收購Global Achiever 之90.1%已發行股本及向Global Achiever 提供之全部股東貸款，而Global Achiever 間接持有江蘇洋通投資之60%權益
「收購協議」	指	Century Harbour與Steady Forth於二零零四年三月三十日就收購事項訂立之買賣協議
「公佈」	指	德祥企業及保華德祥於二零零四年四月十三日聯合發表之公佈
「聯繫人士」	指	具有上市規則賦予之涵義
「Century Harbour」	指	Century Harbour Limited，於英屬處女群島註冊成立之公司及保華德祥之全資附屬公司
「中國」	指	中華人民共和國
「董事」	指	保華德祥之董事
「Global Achiever」	指	Global Achiever Limited，於英屬處女群島註冊成立之公司
「香港」	指	中華人民共和國香港特別行政區
「德祥企業」	指	德祥企業集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所上市
「江蘇洋通投資」	指	江蘇洋通開發投資有限公司，於中國成立之中外合資經營企業
「江蘇洋口港投資」	指	江蘇洋口港投資開發有限公司，為一家國有企業
「最後實際可行日期」	指	二零零四年四月二十八日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則內上市公司董事進行證券交易之標準守則
「保華德祥」或「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「保華德祥集團」或「本集團」	指	保華德祥及其附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「Steady Forth」	指	Steady Forth Limited，於英屬處女群島註冊成立之公司及由一名中國居民及公民擁有實益之公司

釋　義

「聯交所」	指	香港聯合交易所有限公司
「港元」	指	港元
「美元」	指	美元
「%」	指	百分比

就僅供參考而言，以美元列值之款額已按有關事件發生時之歷史市場匯率換算為港元。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

執行董事：
陳國強（主席）
劉高原（副主席）
陳佛恩（董事總經理）
黃永灝（副董事總經理）
周美華
張漢傑
羅文華
李漢潮

獨立非執行董事：
張定球
郭少強

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

須予披露交易

收購合營企業約54.06%間接權益於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭

緒言

於二零零四年四月十三日，保華德祥及德祥企業之董事聯合宣佈，Century Harbour於二零零四年三月三十日已同意向Steady Forth收購Global Achiever之90.1%股份及向Global Achiever提供之全部股東貸款。

根據上市規則，收購事項構成保華德祥之須予披露交易。

收購協議

賣方：　Steady Forth，乃由一名中國居民及公民擁有實益之公司。該中國居民及公民乃獨立第三者，與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士並無關連。

買方：　Century Harbour，乃保華德祥之全資附屬公司。

日期：　二零零四年三月三十日

所收購資產

所收購資產包括Global Achiever之90.1%已發行股本及向Global Achiever提供之全部股東貸款，而Global Achiever間接持有江蘇洋通投資之60%權益。Global Achiever其餘9.9%權益由Steady Forth持有。江蘇洋通投資其餘40%權益則由江蘇洋口港投資持有。

Global Achiever於二零零四年一月八日在英屬處女群島註冊成立。該公司由Steady Forth創辦。Global Achiever之主要業務為投資控股，其主要資產為江蘇洋通投資之60%間接權益，該資產購自一與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何

聯繫人士並無關連之獨立第三者。Global Achiever之資產淨值及繳足股本為1,000美元（約相等於7,800港元）。

代價

Century Harbour根據收購協議應付Steady Forth之代價為396,000,000港元。Century Harbour亦承諾向Global Achiever墊付金額最多為16,000,000美元（約相等於124,800,000港元）之款項，致使該公司或其附屬公司可按比例繳足其應佔江蘇洋通投資之註冊資本，或供Global Achiever之一般營運資金用途。於最後實際可行日期，Steady Forth以股東貸款形式向Global Achiever墊付之款項達2,000,000美元（約相等於15,600,000港元），並已根據收購協議轉讓予Century Harbour。就16,000,000美元之進一步墊款而言，保華德祥將確保全面遵守上市規則。向Global Achiever提供之股東貸款為無抵押、免息及須於要求時償還。Century Harbour向Global Achiever提供墊款之餘下承擔為16,000,000美元（約相等於124,800,000港元），以供其附屬公司繳足其應佔江蘇洋通投資之註冊資本或用作Global Achiever之一般營運資金。

待Century Harbour向Global Achiever全數墊付16,000,000美元（約相等於124,800,000港元）之款項後，總代價將約為520,800,000港元（包括初步代價之396,000,000港元）。

初步代價396,000,000港元之付款時間表如下：

(a) 55,000,000港元於二零零四年四月二日；

(b) 86,000,000港元於二零零四年四月八日；

(c) 55,000,000港元於二零零四年四月十六日；

(d) 50,000,000港元於二零零四年四月二十三日；

(e) 50,000,000港元於二零零四年四月三十日；

(f) 50,000,000港元在江蘇洋口港投資已遵守合營合約所規定注入不少於十三點三平方公里海域使用權之責任後三日內；及

(g) 50,000,000港元在符合有關規定後十日。

於最後實際可行日期，已支付(a), (b), (c)及(d)項之款項，餘下之款項將按上述之付款時間表支付。

代價將由保華德祥之內部資源及現有銀行貸款撥付。

於該公佈日期，代價396,000,000港元較江蘇洋通投資之54.06%未經審核資產淨值約15,600,000港元出現溢價約387,600,000港元，此代價主要包括現金形式支付之繳足股本及已支付之開發成本。江蘇洋通投資之未經審核資產淨值並不反映根據江蘇洋口港投資向江蘇洋通投資所轉讓土地及海域使用權及其他資產應佔之價值，以及Global Achiever或其附屬公司以現金認購江蘇洋通投資之註冊資本。於現階段，約二十二平方公里土地之填海工程已完成約70%。此項溢價387,600,000港元乃按公平原則磋商釐定，並反映保華德祥對江蘇洋通投資日後之龐大潛力及於磋商其條款時投入之大量資源及時間。

合營企業

Global Achiever目前持有一家中外合資經營企業江蘇洋通投資之60%間接權益，成立該合營企業之目的為於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭，由二零零三年十月二十八日起計為期五十年。自其註冊成立以來，江蘇洋通投資之其餘40%權益一直由一家國有企業江蘇洋口港投資持有。該國有企業將會投入可建造及發展之土地及擴大海域使用權用

以填海造地，初步面積約四十二平方公里及額外十五平方公里之土地。江蘇洋口港投資乃獨立第三者，與保華德祥或其附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士並無關連。江蘇洋通投資之承諾總投資額約30,000,000美元（約相等於234,000,000港元）。江蘇洋通投資之註冊資本約為30,000,000美元（約相等於234,000,000港元）；Global Achiever將以現金出資約18,000,000美元（約相等於140,400,000港元），而江蘇洋口港投資將向江蘇洋通投資轉讓土地、海域使用權及其他資產之形式出資約12,000,000美元（約相等於93,600,000港元）。於該公佈日期，江蘇洋通投資之繳足股本為2,000,000美元（約相等於15,600,000港元），全部已由Global Achiever之附屬公司出資。其餘出資額將由Global Achiever或其附屬公司及江蘇洋口港投資根據合營協議及中國之有關法例及規例作出。誠如合營協議所述，將自其註冊成立日期起計三年（即二零零六年十月二十七日）內注資。

由於江蘇洋通投資最近才成立，故並無編製賬目以顯示任何會計期間之業績。

進行收購事項之原因

保華德祥已決定運用其於管理中國、香港及國際大型建築及基建項目經驗，發展及經營在遠洋及河道港口設施及與其有關之大宗散貨及物流設施。董事相信，中國經濟迅速增長，故發展較大型之深水及河道港口設施至為重要，而可供處理及儲存策略性原材料及燃料之物流設施亦大量增加，對經濟持續增長及其進出口商品貿易乃不可或缺。此外，經填海帶來之土地儲備最多達五十七平方公里，亦將為發展一個綜合工業園提供長期土地儲備。董事認為，擁有一個地點理想及規模龐大之設施所提供之經濟效益，可在江蘇洋通投資之經營年期內就擁有及經營有關設施帶來令人滿意之經常性回報。預料Global Achiever及江蘇洋通投資兩家公司之賬目將由保華德祥綜合入賬。

有關保華德祥之資料

保華德祥集團之主要業務包括樓宇建築、土木工程、專項工程、物業投資，以及製造及買賣建築材料。此外，該集團於主要聯營公司之投資包括Downer EDI Limited及中策集團有限公司。

其他資料

務請垂注載於本通函附錄之其他資料。

此致

列位本公司股東　台照

代表
保華德祥建築集團有限公司
董事會
主席
陳國強博士
謹啟

二零零四年五月五日

責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

權益披露

(A)　董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部分及標準守則必須向本公司及聯交所申報及必須列入根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉（包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉）如下：

(a)　*本公司股份、相關股份及債券之權益及淡倉*

董事姓名	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益（附註）	好倉	740,668,056	55.06%
陳國強	實益擁有人	好倉	11,603,952	0.86%
張漢傑	實益擁有人	好倉	400	0.00%
羅文華	實益擁有人	好倉	6,445	0.00%

附註：　陳國強博士由於擁有Chinaview International Limited（「Chinaview」）之股權而被視作擁有740,668,056股本公司股份之權益。Galaxyway Investments Limited（「Galaxyway」）為Chinaview之全資附屬公司，並擁有約33.58%德祥企業已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited（「ITC Investment」）全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited（「Hollyfield」）則擁有該等股份。

根據德祥企業（作為借款人）與陳國強博士（作為貸款人）於二零零二年十月二十八日訂立之貸款協議（「一致行動人士協議」），陳國強博士於上述Hollyfield所持之740,668,056股本公司股份中之其中490,427,231股本公司股份中擁有一致行動人士權益。

(b) 於下列相聯法團之股份、相關股份及債券之權益及淡倉

(i) 德祥企業

董事姓名	身份	好倉／淡倉	所持德祥企業普通股數目	所持德祥企業之相關股份(有關可換股票據(非上市股本衍生工具))數目	佔德祥企業現有已發行普通股本概約百分比
陳國強	受控制法團權益(附註a)	好倉	219,681,911	–	33.58%
陳國強	實益擁有人	好倉	–	833,333,333(附註b)	127.36%

附註：

a. 陳國強博士由於擁有Chinaview之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galaxyway所擁有。

b. 陳國強博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據，附有可按初步換股價每股0.30港元(可予調整)轉換成833,333,333股德祥企業普通股之權利。

(ii) 中策集團有限公司(「中策」)

董事姓名	身份	好倉／淡倉	所持中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	258,819,795	29.36%

附註：陳國強博士由於擁有Chinaview之股權而被視作擁有中策之258,819,795股股份之權益。Chinaview繼而間接擁有約33.58%德祥企業已發行普通股本。德祥企業間接擁有約55.06%本公司已發行股本。本公司之間接全資附屬公司Calisan Developments Limited擁有該等股份。

德祥企業及中策為本公司之相聯法團(定義見證券及期貨條例第十五部)。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員概無根據證券及期貨條例第十五部第7及第8部分於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有(或根據證券及期貨條例之有關規定被認為或視作擁有)任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內的權益，或任何根據標準守則必須向本公司及聯交所申報之權益。

(B) 列入根據證券及期貨條例予以存置之登記冊內之主要股東／其他人士之權益及淡倉

於最後實際可行日期，據董事及本公司主要行政人員所知，下列人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉：

(a) 主要股東於本公司股份及相關股份之權益及淡倉

姓名／名稱	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
陳國強	受控制法團權益／一致行動人士權益(附註)	好倉	740,668,056	55.06%
陳國強	實益擁有人	好倉	11,603,952	0.86%
伍婉蘭	配偶權益(附註)	好倉	752,272,008	55.92%
Chinaview	受控制法團權益(附註)	好倉	752,272,008	55.92%
Galaxyway	受控制法團權益(附註)	好倉	752,272,008	55.92%
德祥企業	受控制法團權益／一致行動人士權益(附註)	好倉	752,272,008	55.92%
ITC Investment	受控制法團權益(附註)	好倉	740,668,056	55.06%
Hollyfield	實益擁有人(附註)	好倉	740,668,056	55.06%
Aeneas Capital Management LP as Investment Manager	投資經理	好倉	170,000,000	12.64%

附註： ITC Investment之全資附屬公司Hollyfield擁有740,668,056股本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有33.58%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment被視作於上述Hollyfield持有之740,668,056股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之740,668,056股本公司股份中及陳國強博士直接持有之11,603,952股本公司股份中擁有權益。

根據一致行動人士協議，陳國強博士於上述Hollyfield持有之740,668,056股本公司股份中之490,427,231股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述Hollyfield持有之740,668,056股本公司股份及由陳國強博士直接持有之11,603,952股本公司股份中之502,031,183股本公司股份中擁有一致行動人士權益。Galaxyway及Chinaview被視作於德祥企業擁有受控制法團權益及一致行動人士權益之752,272,008股本公司股份中擁有權益。

(b) 其他人士於本公司股份及相關股份之權益及淡倉

名稱	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
德意志銀行	保證權益	好倉	183,992,000	13.68%

(C) 於本集團其他成員公司中之主要股權

於最後實際可行日期，據董事及本公司主要行政人員所知，下列人士(董事或本公司主要行政人員除外)直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利)：

附屬公司名稱	股東姓名／名稱	佔現有已發行股本百分比
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
恒加混凝土製品有限公司	劉國祥	15.0%
江蘇洋通投資	江蘇洋口港投資	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%

除上文所披露者外，於最後實際可行日期，董事及本公司主要行政人員並不知悉任何人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下於本集團任何其他成員公司之股東大會上投票之權利)或持有該等股份之任何購股權。

服務合約

各董事概無與本集團任何成員公司訂立任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

訴訟

保華德祥根據一項擔保向一前股東提出申索，以追討由一聯營公司引致之虧損款項約123,711,000港元。保華德祥已於二零零零年六月九日展開針對該前股東之法律訴訟，以追討該等虧損款項連利息及其他相關開支。董事在聽取法律意見後，相信該項訴訟為有效並可自該前股東收回全數虧損款項。

該前股東已於二零零四年三月四日就指稱保華德祥未能盡量減低該聯營公司之該等虧損及申索因該項指稱失責引致之損害連利息及其他開支而展開法律訴訟。董事在聽取法律意見後，相信保華德祥有充份之抗辯理據及該法律行動為缺乏充份理據。

除上文所披露者外，本集團成員公司於最後實際可行日期概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

一般事項

a. 本公司之秘書為梅靜紅小姐，A.C.S., A.C.I.S.。

b. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

c. 本公司之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

d. 本通函之中、英文本如有任何歧義，就解釋而言，概以英文本為準。

The Standard +852 2372 0641 Wednesday, 14th April, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PAUL Y. ITC

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DISCLOSEABLE TRANSACTION

Acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China

The directors of ITC Corporation Limited ("ITC Corporation") and Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") announce that Century Harbour Limited ("Century Harbour"), a wholly owned subsidiary of Paul Y. - ITC has agreed on 30th March, 2004 to acquire 90.1% of the shares in, and all shareholders' loans to, Global Achiever Limited ("Global Achiever") from Steady Forth Limited ("Steady Forth") which is an independent third party not connected with the directors, chief executives and substantial shareholders of ITC Corporation and Paul Y. - ITC or their subsidiaries or any of their respective associates, as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Global Achiever indirectly holds a 60% interest in a sino-foreign equity joint venture company, Jiangsu Yangtong Investment and Development Co., Ltd. (江蘇洋通開發投資有限公司) ("Jiangsu Yangtong Investment"), established to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China for a period of fifty years commencing on 28th October, 2003. The remaining balance of 40% interest in Jiangsu Yangtong Investment is held by 江蘇洋口港投資開發有限公司 (Jiangsu Yangkou Port Investment and Development Co., Ltd.) ("Jiangsu Yangkou Port Investment"), a state owned enterprise, which is to contribute rights to form and develop land and marine expandable rights to reclaim land initially amounting in area to approximately 42 square kilometres and for an additional 15 square kilometres. Jiangsu Yangkou Port Investment is an independent third party not connected with the directors, chief executives and substantial shareholders of ITC Corporation and Paul Y. - ITC or their subsidiaries or any of their respective associates, as defined under the Listing Rules. The registered capital of Jiangsu Yangtong Investment is approximately US$30.0 million, equivalent to approximately HK$234.0 million; Global Achiever will contribute approximately US$18.0 million, equivalent to approximately HK$140.4 million, in cash and Jiangsu Yangkou Port Investment will contribute approximately US$12.0 million, equivalent to approximately HK$93.6 million, in the form of the land and marine rights and other assets to be transferred by it to Jiangsu Yangtong Investment. As at the date of this announcement, the paid up capital of Jiangsu Yangtong Investment is US$2.0 million, equivalent to approximately HK$15.6 million, all of which has been contributed by Global Achiever.

The purchase consideration payable by Paul Y. - ITC is HK$396.0 million together with the committed financing, the total consideration is approximately HK$520.8 million. This will be funded from the internal resources and existing banking facilities of Paul Y. - ITC.

The transaction is a discloseable transaction for both ITC Corporation and Paul Y. - ITC. As at the date of this announcement, ITC Corporation held approximately 55.1% of Paul Y. - ITC. In accordance with the requirements of the Listing Rules, a circular will be sent to the respective shareholders of ITC Corporation and Paul Y. - ITC giving details of the transaction.

The acquisition agreement

Vendor: Steady Forth, a company beneficially owned by a resident and national of China who is an independent third party not connected with the directors, chief executives and substantial shareholders of ITC Corporation and Paul Y. - ITC or their subsidiaries or any of their respective associates, as defined by the Listing Rules.

Purchaser: Century Harbour, a wholly owned subsidiary of Paul Y. - ITC which is in turn an approximately 55.1% held subsidiary of ITC Corporation as at the date of this announcement.

Date: 30th March, 2004

Assets to be acquired

90.1% of the issued share capital of and, all shareholders' loans to, Global Achiever, which holds indirectly 60% interest in a sino-foreign equity joint venture company, Jiangsu Yangtong Investment. The remaining balance of 9.9% in Global Achiever is held by Steady Forth. The remaining balance of 40% interest in Jiangsu Yangtong Investment is held by Jiangsu Yangkou Port Investment.

Global Achiever was incorporated in the British Virgin Islands on 8th January, 2004. It was founded by Steady Forth. The principal business of Global Achiever is investment holding and its principal asset is 60% indirect interest in Jiangsu Yangtong Investment acquired from an independent third party to ITC Corporation and Paul Y. - ITC. The net asset value and paid up capital of Global Achiever is US$1,000, equivalent to approximately HK$7,800.

Consideration

The consideration payable by Century Harbour to Steady Forth under the acquisition agreement is HK$396.0 million. Century Harbour has also undertaken to advance to Global Achiever an amount up to US$16.0 million, equivalent to approximately HK$124.8 million to enable it or its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment or for the general working capital of Global Achiever. As at the date of this announcement, an advance in the form of shareholders' loan from Steady Forth to Global Achiever amounted to US$2.0 million, equivalent to approximately HK$15.6 million, which has been assigned to Century Harbour pursuant to the acquisition agreement. In respect of the further advance of US$16 million, Paul Y. - ITC will ensure full compliance with the Listing Rules. The shareholders' loan to Global Achiever is unsecured, non-interest bearing and repayable on demand. There is a remaining commitment from Century Harbour to advance to Global Achiever for its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment or for the general working capital of Global Achiever of US$16.0 million, equivalent to approximately HK$124.8 million.

The total aggregate consideration, inclusive of the initial consideration of HK$396.0 million, will be approximately HK$520.8 million upon full advance from Century Harbour to Global Achiever of US$16.0 million, equivalent to approximately HK$124.8 million.

The initial consideration of HK$396.0 million shall be payable as to:

- HK$55.0 million, on 2nd April, 2004;
- HK$86.0 million, on 8th April, 2004;
- HK$55.0 million, on 16th April, 2004;
- HK$50.0 million, on 23rd April, 2004;
- HK$50.0 million, on 30th April, 2004;
- HK$50.0 million within 3 days after the obligations of Jiangsu Yangkou Port Investment to inject not less than 13.3 square kilometers of marine rights under the joint venture contract have been complied with; and
- HK$50.0 million, 10 days after such compliance.

The consideration will be paid out of the internal resources and existing banking facilities of Paul Y. - ITC.

The consideration of HK$396.0 million represents a premium of approximately HK$387.6 million over 54.06% of the unaudited net asset value of Jiangsu Yangtong Investment of approximately HK$15.6 million as at the date of this announcement, which mainly comprises of the paid up capital in the form of cash and development cost paid. The unaudited net asset value of Jiangsu Yangtong Investment does not reflect the value attributed to the land and marine rights and other assets to be transferred to it by Jiangsu Yangkou Port Investment and the cash subscription for the registered capital of Jiangsu Yangtong Investment by Global Achiever or its subsidiary. At this stage, reclamation of approximately 22 square kilometers of land is about 70% completed. This premium was negotiated on an arm's length basis and reflects an assessment by ITC Corporation and Paul Y. - ITC of the substantial future potential of Jiangsu Yangtong Investment and the considerable effort and time which has been expended to negotiate its terms.

The joint venture company

Global Achiever currently holds a 60% indirect interest in a sino-foreign equity joint venture [illegible] Yangkou Port, Nantong

rights to form and develop land and marine expandable rights to reclaim land initially amounting in area to approximately 42 square kilometres and for an additional 15 square kilometres. Jiangsu Yangkou Port Investment is an independent third party not connected with the directors, chief executives and substantial shareholders of ITC Corporation and Paul Y. - ITC or their subsidiaries or any of their respective associates, as defined under the Listing Rules. The committed total investment of Jiangsu Yangtong Investment is approximately US$30.0 million, equivalent to approximately HK$234.0 million. The registered capital of Jiangsu Yangtong Investment is approximately US$30.0 million, equivalent to approximately HK$234.0 million; Global Achiever will contribute approximately US$18.0 million, equivalent to approximately HK$140.4 million, in cash and Jiangsu Yangkou Port Investment will contribute approximately US$12.0 million, equivalent to approximately HK$93.6 million, in the form of land and marine rights and other assets to be transferred by it to Jiangsu Yangtong Investment. As at the date of this announcement, the paid up capital of Jiangsu Yangtong Investment is US$2.0 million, equivalent to approximately HK$15.6 million, all of which has been contributed by Global Achiever. The remaining contributions will be made by the joint venture parties in accordance with the joint venture agreement and the relevant laws and regulations in China. As stated in the joint venture agreement, the capital will be contributed within three years from the date of its incorporation, being 27th October, 2006.

Since Jiangsu Yangtong Investment has only recently been formed, it has not produced accounts to show its results for any accounting period.

Reasons for the transaction

Paul Y. - ITC has decided to lever off its experience of managing large construction and infrastructural projects in China, Hong Kong and internationally to develop and operate both sea and river port facilities as well as their associated bulk handling and logistic facilities. It is the belief of the directors of ITC Corporation and Paul Y. - ITC that with the continued rapid growth of China's economy, it is vital that larger deep water and river port facilities are developed and that there is a substantial increase in the logistic facilities available for the handling and storage of strategic raw materials and fuel which are essential for the sustained development of the economy and its import and export commodity trades. In addition, the reclaimed land reserve of up to 57 square kilometers will provide a long term land bank for the development of a consolidated industrial park. The directors of ITC Corporation and Paul Y. - ITC consider that the economic importance of well sited, sizable facilities will also result in the satisfactory recurring returns being earned for owning and operating them over the life of Jiangsu Yangtong Investment. It is foreseen that the accounts of both Global Achiever and Jiangsu Yangtong Investment will be consolidated into the accounts of ITC Corporation and Paul Y. - ITC.

Information on ITC Corporation

ITC Corporation is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies including, in addition to Paul Y. - ITC, interests in Hanny Holdings Limited, China Strategic Holdings Limited, Downer EDI Limited, Burcon NutraScience Corporation, M Channel Corporation Limited, Wing On Travel (Holdings) Limited, Dong Fang Gas Holdings Limited, China Enterprises Limited and MRI Holdings Limited. In addition to those businesses carried out through Paul Y. - ITC, the principal activities of ITC Corporation and its subsidiaries comprise investment holding, provision of finance, and trading of building materials and machinery.

Information on Paul Y. - ITC

The principal activities of Paul Y. - ITC group include building construction, civil engineering, specialist works, property investment, and manufacturing and trading of construction materials. In addition, its investment in major associates includes Downer EDI Limited and China Strategic Holdings Limited.

General

As at the date of this announcement, the board of directors of ITC Corporation comprises nine directors, of which (i) seven are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan, Mr. Wong Kun To and Mr. Cheung Hon Kit; (ii) two are independent non-executive directors, namely Mr. Dominic Lai and Mr. Winston Calptor Chuck.

The board of directors of Paul Y. - ITC comprises ten directors, of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Tom Ko Yuen Lau, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) two are independent non-executive directors, namely Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The transaction constitutes a discloseable transaction for both ITC Corporation and Paul Y. - ITC under the Listing Rules. Accordingly, a circular containing the information required to be published will be sent to the respective shareholders of ITC Corporation and Paul Y. - ITC in due course.

By Order of the Board of
ITC Corporation Limited
Law Hon Wa, William

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y.
ITC

ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：372）

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：498）

須予披露交易
收購合營企業約54.06%間接權益
於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭

德祥企業集團有限公司（「德祥企業」）及保華德祥建築集團有限公司（「保華德祥」）之董事宣佈，保華德祥之全資附屬公司Century Harbour Limited（「Century Harbour」）於二零零四年三月三十日已同意向Steady Forth Limited（「Steady Forth」）收購Global Achiever Limited（「Global Achiever」）之90.1%股份及向Global Achiever提供之全部股東貸款。Steady Forth乃獨立第三者，與德祥企業及保華德祥或彼等之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））並無關連。

Global Achiever間接持有一家中外合資經營企業江蘇洋通開發投資有限公司（「江蘇洋通投資」）之60%權益，成立該合營企業之目的為於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭，由二零零三年十月二十八日起計為期五十年。江蘇洋通投資之其餘40%權益由一家國有企業－江蘇洋口港投資開發有限公司（「江蘇洋口港投資」）持有。該國有企業將會投入可建造及發展之土地及擴大海域使用權用以填海造地，初步面積約四十二平方公里及額外十五平方公里之土地。江蘇洋口港投資乃獨立第三者，與德祥企業及保華德祥或彼等之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連。江蘇洋通投資之註冊資本約為30,000,000美元（約相等於234,000,000港元）；Global Achiever將以現金出資約18,000,000美元（約相等於140,400,000港元），而江蘇洋口港投資將向江蘇洋通投資轉讓土地、海域使用權及其他資產之形式出資約12,000,000美元（約相等於93,600,000港元）。於本公佈日期，江蘇洋通投資之繳足股本為2,000,000美元（約相等於15,600,000港元），全部已由Global Achiever出資。

保華德祥應付之購買代價為396,000,000港元，連同承諾提供之資金，總代價約為520,800,000港元。有關款項將由保華德祥之內部資源及現有銀行貸款撥付。

該交易乃德祥企業及保華德祥兩者之須予披露交易。於本公佈日期，德祥企業持有保華德祥約55.1%權益。根據上市規則之規定，德祥企業及保華德祥各自之股東將獲寄發通函，其中將載列該交易之詳情。

收購協議

賣方：　Steady Forth，乃由一名中國居民及公民擁有實益之公司。該中國居民及公民乃獨立第三者，與德祥企業及保華德祥或彼等之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連。

買方：　Century Harbour，乃保華德祥之全資附屬公司，而後者於本公佈日期為德祥企業持有約55.1%權益之附屬公司。

日期：　二零零四年三月三十日

所收購資產

Global Achiever之90.1%已發行股本及向Global Achiever提供之全部股東貸款，而Global Achiever間接持有一家中外合資經營企業－江蘇洋通投資之60%權益。Global Achiever其餘9.9%權益由Steady Forth持有。江蘇洋通投資其餘40%權益則由江蘇洋口港投資持有。

Global Achiever於二零零四年一月八日在英屬處女群島註冊成立。該公司由Steady Forth創辦。Global Achiever之主要業務為投資控股，其主要資產為江蘇洋通投資之60%間接權益，該資產購自一獨立於德祥企業及保華德祥之第三者。Global Achiever之資產淨值及繳足股本為1,000美元（約相等於7,800港元）。

代價

Century Harbour根據收購協議應付Steady Forth之代價為396,000,000港元。Century Harbour亦承諾向Global Achiever墊付金額最多為16,000,000美元（約相等於124,800,000港元）之款項，致使該公司或其附屬公司可按比例繳足其於江蘇洋通投資之註冊資本，或供Global Achiever之一般營運資金用途。於本公佈日期，Steady Forth以股東貸款形式向Global Achiever墊付之款項達2,000,000美元（約相等於15,600,000港元），並已根據收購協議轉讓予Century Harbour。就16,000,000美元之進一步墊款而言，保華德祥將確保全面遵守上市規則。向Global Achiever提供之股東貸款為無抵押、免息及須於要求時償還。Century Harbour向Global Achiever提供墊款之餘下承諾為16,000,000美元（約相等於124,800,000港元），以供其附屬公司繳足其應佔江蘇洋通投資之註冊資本或用作Global Achiever之一般營運資金。

待Century Harbour向Global Achiever全數墊付16,000,000美元（約相等於124,800,000港元）之款項後，總代價將約為520,800,000港元（包括初步代價之396,000,000港元）。

初步代價396,000,000港元須於下列日期支付：

- 55,000,000港元於二零零四年四月二日；
- 86,000,000港元於二零零四年四月八日；
- 55,000,000港元於二零零四年四月十六日；
- 50,000,000港元於二零零四年四月二十三日；
- 50,000,000港元於二零零四年四月三十日；
- 50,000,000港元在江蘇洋口港投資已遵守經營合約所規定注入不少於十三點三平方公里海域使用權之責任後三日內；及
- 50,000,000港元在符合有關規定後十日。

代價將由保華德祥之內部資源及現有銀行貸款撥付。

於本公佈日期，代價396,000,000港元較江蘇洋通投資之54.06%未經審核資產淨值約15,600,000港元出現溢價約387,600,000港元。此代價主要包括現金形式支付之繳足股本及已支付之開發成本。江蘇洋通投資之未經審核資產淨值並不反映根據江蘇洋口港投資向江蘇洋通投資所轉讓土地及海域使用權及其他資產應佔之價值，以及Global Achiever或其附屬公司以現金認購江蘇洋通投資之註冊資本。於現階段，約二十二平方公里土地之填海工程已完成約70%。此項溢價乃按公平原則磋商釐定，並反映德祥企業及保華德祥對江蘇洋通投資日後之龐大潛力及於確保其條款時投入之大量資源及時間。

合營企業

Global Achiever目前持有一家中外合資經營企業之60%間接權益，成立該合營企業之目的為於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭，由二零零三年十月二十八日起計為期五十年。自其註冊成立以來，江蘇洋通投資之其餘40%權益一直由一家國有企業－江蘇洋口港投資持有。該國有企業將會投入可建造及發展之土地及擴大海域使用權用以填海造地，初步面積約四十二平方公里及額外十五平方公里之土地。江蘇洋通投資乃獨立第三者，與德祥企業及保華德祥或彼等之附屬公司之董事、主要行政人員及主要股東或彼等各自之任何聯繫人士（定義見上市規則）並無關連。江蘇洋通投資之承諾總投資額約30,000,000美元（約相等於234,000,000港元）。江蘇洋通投資之註冊資本約為30,000,000美元（約相等於234,000,000港元）；Global Achiever將以現金出資約18,000,000美元（約相等於140,400,000港元），而江蘇洋口港投資將向江蘇洋通投資轉讓土地、海域使用權及其他資產之形式出資約12,000,000美元（約相等於93,600,000港元）。於本公佈日期，江蘇洋通投資之繳足股本為2,000,000美元（約相等於15,600,000港元），全部已由Global Achiever出資。其餘出資須將由合營方根據經營協議及中國之有關法例及規例作出。誠如合營協議所述，將自其註冊成立日期起計三年（即二零零六年十月二十七日）內注資。

由於江蘇洋通投資最近方成立，故並無編製賬目以顯示任何會計期間之業績。

進行該交易之原因

保華德祥已決定應用其於管理中國、香港及國際大型建築及基建項目經驗，發展及經營在遠洋及河道港口設施及與其有關之大宗散貨及物流設施。德祥企業及保華德祥之董事相信，中國經濟迅速增長，故發展較大型之深水及河道港口設施至為重要，而可供處理及儲存策略性原材料及燃料之物流設施亦大量增加，對經濟持續增長及其他出口商品貿易乃不可或缺。此外，經填海得來之土地儲備最多達五十七平方公里，亦將為發展一個綜合工業開發供發展土地儲備。德祥企業及保華德祥之董事認為，擁有一個地點理想及規模龐大之設施所提供之經濟效益，可在江蘇洋通投資之經營年期內就饒有及經營有關設施帶來令人滿意之經常性回報。預料Global Achiever及江蘇洋通投資兩家公司之賬目將由德祥企業及保華德祥綜合入賬。

有關德祥企業之資料

德祥企業為一家投資控股公司，並直接及間接在多家上市公司持有策略性投資。除於保華德祥持有之權益外，亦持有下列公司權益，包括錦興集團有限公司、中策集團有限公司、Downer EDI Limited、Burcon NutraScience Corporation、流動廣告有限公司、永安旅遊（控股）有限公司、東方燃氣集團有限公司、China Enterprises Limited及MRI Holdings Limited。除透過保華德祥經營之該等業務外，德祥企業及其附屬公司之主要業務包括投資控股、提供融資，以及買賣建築材料和機器。

有關保華德祥之資料

保華德祥集團之主要業務為樓宇建築、土木工程、專項工程、物業投資，以及製造及買賣建築材料。此外，該集團於主要聯營公司之投資為Downer BDI Limited及中策集團有限公司。

一般資料

於本公佈日期，德祥企業之董事會成員包括九名董事，其中(i)七名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳超鴻先生、陳佛恩先生、黃勤道先生及張漢傑先生；(ii)兩名獨立非執行董事，分別為黎慶超先生及李育賢先生。

保華德祥之董事會成員包括十名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李福潮先生；(ii)兩名獨立非執行董事，分別為張定球先生及郭少強先生。

根據上市規則，該交易乃德祥企業及保華德祥兩者之須予披露交易。因此，德祥企業及保華德祥將於適當時候向各自之股東寄發載有規定須刊發資料之通函。

承董事會命
德祥企業集團有限公司
公司秘書
羅鴻業

承董事會命
保華德祥建築集團有限公司
公司秘書
梅雅斌

香港，二零零四年四月十三日